As filed with the Securities and Exchange Commission on May 8, 2006

Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

G-III APPAREL GROUP, LTD.

(Exact name of registrant as specified in its charter)

Delaware	2300	41-1590959
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

512 Seventh Avenue
New York, New York 10018
(212) 403-0500

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Morris Goldfarb, Chief Executive Officer
G-III Apparel Group, Ltd.
512 Seventh Avenue
New York, New York 10018
(212) 403-0500

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Neil Gold, Esq.	Christopher T. Jensen, Esq.
Fulbright & Jaworski L.L.P.	Morgan, Lewis & Bockius LLP
666 Fifth Avenue	101 Park Avenue
New York, New York 10103	New York, New York 10178
Telephone (212) 318-3000	Telephone (212) 309-6000
Facsimile (212) 318-3400	Facsimile (212) 309-6273

Approximate date of commencement of proposed sale to public:
As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended (the ‘‘Securities Act’’), check the following box.

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities To Be Registered	Amount To Be Registered (1)	Proposed Maximum Offering Price Per Share (2)	Proposed Maximum Aggregate Offering Price (2)	Amount Of Registration Fee
Common Stock, $0.01 par value per share	4,600,000	$9.21	$42,366,000	$4,534

(1)	Includes 600,000 shares of common stock that the underwriters have the option to purchase to cover over-allotments, if any.

(2)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c) under the Securities Act. Based on the average of the high and low sale prices of the Common Stock on the Nasdaq National Market on May 3, 2006.

The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

This information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is declared effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED MAY    , 2006

4,000,000 Shares
Common Stock

G-III Apparel Group, Ltd. is offering 3,000,000 shares of our common stock and the selling stockholders identified in this prospectus are offering an additional 1,000,000 shares. We will not receive any of the proceeds from the sale of the shares sold by the selling stockholders. We have granted the underwriters a 30-day option to purchase up to an additional 600,000 shares from us to cover over-allotments, if any.

Our common stock is traded on the Nasdaq National Market under the symbol ‘‘GIII.’’ The last reported sale price on May 5, 2006 was $9.90 per share.

INVESTING IN OUR COMMON STOCK INVOLVES RISKS. SEE ‘‘RISK FACTORS’’ BEGINNING ON PAGE 5.

	Per Share	Total
Public offering price	$	$
Underwriting discount	$	$
Proceeds, before expenses, to us	$	$
Proceeds, before expenses, to the selling stockholders	$	$

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

Thomas Weisel Partners LLC	Cowen and Company

Brean Murray, Carret & Co.

The date of this prospectus is                     , 2006.

Calvin Klein

Cole Haan

ELLEN TRACY

GUESS

IZOD

JONES NEW YORK

KENNETH COLE

NINE WEST

Sean John

G-III SPORTS

NFL

NHL

Louisville Slugger

Licensed

CALVIN KLEIN

CALVIN KLEIN

SEAN JOHN

GUESS

G-III SPORTS

KENNETH COLE

COLE HAAN

You should rely only on the information contained in this prospectus. Neither we nor the selling stockholders nor the underwriters have authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. Neither we nor the selling stockholders nor the underwriters are making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus. Our business, financial condition, results of operations and prospects may have changed since that date.

G-III, J.L. Colebrook, JLC, Colebrook & Co., Ladies First by G-III/Carl Banks, American Classics By Colebrook, Black Rivet, ColeB Co, Siena Studio, Sports 58, Studio 512, Marvin Richards, J. Percy Sport, J. Percy for Marvin Richards, WINLIT, LNR, La Nouvelle Renaissance and NY 10018 are our trademarks. This prospectus also includes the registered and unregistered trademarks of other persons.

PROSPECTUS SUMMARY

This summary highlights certain information contained elsewhere in this prospectus, but might not contain all of the information that is important to you. For a more complete understanding of information you may consider important in making your investment decision, you should read the entire prospectus carefully, including information set forth under the heading ‘‘Risk Factors’’ and our consolidated financial statements and the related notes incorporated by reference in this prospectus.

In this prospectus, ‘‘G-III,’’ ‘‘we,’’ ‘‘us,’’ and ‘‘our’’ refer to G-III Apparel Group, Ltd., a Delaware corporation, together with its subsidiaries. References to fiscal years refer to the year ended or ending on January 31 of that year. For example, our fiscal year ended January 31, 2006 is referred to as ‘‘fiscal 2006’’.

Our Company

G-III is a leading designer, manufacturer and marketer of outerwear and sportswear under licensed brands, our own proprietary brands and private retail labels. We sell an extensive range of outerwear and sportswear, including coats, jackets and pants, as well as women’s suits and dresses. We deliver high quality apparel to the retail consumer through recognized brands. We distribute our products through a diverse mix and a large number of retailers at a variety of price points.

Licensed brands have been an important part of our strategy for over 10 years. We currently have licenses to produce branded fashion apparel including, among others, under the Calvin Klein, Sean John, Kenneth Cole, Cole Haan, Guess?, Jones New York, Nine West, Ellen Tracy, IZOD, Tommy Hilfiger and Pacific Trail labels. We also have licenses to produce branded sports apparel containing trademarks of the National Football League, National Basketball Association, Major League Baseball, National Hockey League, Louisville Slugger, World Poker Tour and over 100 U.S. colleges and universities. We sell our licensed products to retailers such as Macy’s, Nordstrom and Saks.

We work with leading retailers, such as Federated, Wal-Mart, JC Penney and Kohl’s, in developing product lines to be sold under their own proprietary private labels. We also produce apparel under our own proprietary brands, including Marvin Richards, G-III, Black Rivet, Siena Studio, Colebrook, G-III by Carl Banks, Winlit, NY 10018 and La Nouvelle Renaissance.

In July 2005, we significantly expanded our business when we acquired Marvin Richards and the operating assets of Winlit Group, Ltd. As a result of the Marvin Richards acquisition, we added licenses for men’s and women’s outerwear under the Calvin Klein brand, as well as Marvin Richards’ own proprietary labels. As a result of acquiring Winlit’s assets, we added licenses for men’s and women’s outerwear under the Guess? brand, leather outerwear under the Tommy Hilfiger brand, as well as licenses for Ellen Tracy and Pacific Trail outerwear. We also acquired Winlit’s own proprietary labels. We added significant management, merchandising, manufacturing and design expertise as a result of these acquisitions.

Recent Initiatives

In addition to the licenses we added as a result of the two acquisitions we made, during the past year we have undertaken several new initiatives, each of which we believe has significant revenue potential:

•	We expanded our relationship with Calvin Klein, one of the most recognized fashion brands in the United States, in August 2005 to include a license for women’s suits. We began to ship this line to department and specialty stores in January 2006.

•	In March 2006, we announced that we would be designing and producing for Wal-Mart a new, urban young men’s and boy’s branded sportswear line, under its Exsto label. This line is expected to be available in approximately 300 Wal-Mart stores for the fall 2006 season.

•	We further expanded our relationship with Calvin Klein in April 2006 to include a license for women’s dresses. We expect to begin shipping this line to department and specialty stores for holiday 2006.

•	We expanded our relationship with Sean John to include a license for women’s sportswear. We expect to launch this line in department stores and urban specialty stores in 2007.

Competitive Strengths

We intend to capitalize on the following competitive strengths:

Broad portfolio of recognized brands.    Over the past 10 years, we have built a broad and deep portfolio of over 25 licensed and proprietary brands. We believe we are a licensee of choice for well-known brands that have built a loyal following of both fashion-conscious consumers and retailers who desire high quality, well-designed apparel. Our experience in developing our licensed brands and our own proprietary labels, as well as our reputation for producing high quality, well-designed apparel, has led major department stores and retailers, including Federated, Wal-Mart, JC Penney and Kohl’s, to select us as a designer and manufacturer for their private label programs.

Diversified distribution base.    We market our products at multiple price points and across multiple channels of distribution. Our products are sold to approximately 2,500 customers, including department and specialty stores such as Macy’s, Nordstrom and Saks, mid-tier and mass merchants such as Wal-Mart, JC Penney, Target and Kohl’s, and membership clubs such as Costco and Sam’s Club.

Superior design, sourcing and quality control.    Our designers work closely with our licensors and private label customers to create designs and styles that represent the look they want. We believe that our creative design team and our sourcing expertise give us an advantage in product development. We believe we have developed a significant customer following and positive reputation in the industry as a result of our design capabilities, sourcing expertise, on-time delivery and high standards of quality control.

Leadership position in the outerwear wholesale business.    As one of the largest outerwear wholesalers, we are widely recognized within the apparel industry for our quality, well-designed products. Our expertise and reputation in designing, manufacturing and marketing outerwear have enabled us to build strong customer relationships and to expand into women’s suits, dresses and other product categories.

Experienced management team.    Our executive management team has extensive experience in the apparel industry. Morris Goldfarb, our Chairman and Chief Executive Officer, has been with us for almost 35 years. In 2005, we added significant management, merchandising, manufacturing and design expertise as a result of our acquisition of the Marvin Richards and Winlit businesses. The experience, expertise and depth of our management team have enabled us to implement new initiatives in new product categories with existing licensees, such as Calvin Klein and Sean John, and private label customers, such as Wal-Mart.

Growth Strategy

Our goal is to build an all-season diversified apparel company with a broad portfolio of brands that we offer in multiple channels of retail distribution through the following growth strategies:

Execute new initiatives.    We are working to create opportunities to produce products for all seasons as we attempt to reduce our dependency on our third fiscal quarter for the majority of our net sales and substantially all of our net income. During the past year, we have initiated several product diversification efforts, each of which we believe has significant revenue potential.

Continue to grow our outerwear business.    We have been a leader in the outerwear business for many years and believe there is significant growth potential for us within this category. For example, we believe that the strong brand awareness of Calvin Klein, our addition of women’s outerwear for Sean John, and new private label programs, such as for the Candie’s brand distributed by Kohl’s, will provide us with increased outerwear business.

Extend our new product categories to additional brands.    We have been able to leverage our expertise and experience in the outerwear business to expand our licenses to new product categories such as women’s suits, dresses and sportswear. We will attempt to expand our distribution of products in these categories under other licensed brands, private label brands and our own brands.

Seek attractive acquisitions.    We plan to pursue acquisitions of complementary product lines and businesses. Our acquisitions of the Marvin Richards and Winlit businesses increased our portfolio of licensed brands, added additional retail customers and allowed us to realize economies of scale.

The Offering

Common stock offered by us	3,000,000 shares

Common stock offered by the selling stockholders	1,000,000 shares

Common stock to be outstanding after this offering	15,491,599 shares

Use of proceeds	We intend to use the net proceeds of this offering to repay the outstanding balance of $26.7 million under our term loan and for general corporate purposes. We will not receive any proceeds from the sale of stock offered by the selling stockholders.

Nasdaq National Market symbol	GIII

The number of shares of common stock that will be outstanding after this offering is based on 12,374,099 shares of common stock outstanding as of May 1, 2006 and excludes:

•	an aggregate of 1,389,183 shares of common stock issuable upon exercise of options outstanding as of May 1, 2006 at a weighted average exercise price of $3.58 per share;

•	an aggregate of 2,451,257 shares of common stock reserved for future grants under our option plans; and

•	367,226 shares held in treasury.

All share and per share information in this prospectus has been adjusted to reflect a three-for-two split of our common stock effective March 28, 2006.

Unless otherwise indicated, the information contained in this prospectus assumes no exercise of outstanding options and no exercise of the underwriters’ over-allotment option to purchase up to an additional 600,000 shares from us.

Corporate Information

We are a Delaware corporation that was formed in 1989. We and our predecessors have conducted business since 1974. Our executive offices are located at 512 Seventh Avenue, New York, NY 10019 and our telephone number is (212) 403-0500. Our website is www.g-iii.com. The information on our website is not a part of this prospectus.

Summary Consolidated Financial Data
(In thousands, except per share data)

The following table summarizes our consolidated financial data for the periods presented. You should read the data in conjunction with the information under ‘‘Selected Consolidated Financial Data’’ and ‘‘Management’s Discussion and Analysis of Financial Condition and Results of Operations’’ and our consolidated financial statements and related notes incorporated by reference in this prospectus.

Our results of operations for the year ended January 31, 2006 include the results of our Marvin Richards and Winlit divisions from July 11, 2005, the date we acquired the stock of Marvin Richards and certain assets from Winlit. Our results for fiscal 2006 exclude the seasonal losses that were incurred by the acquired companies in the first half of fiscal 2006. Results for fiscal 2007 will include the full year of operations of the acquired companies, as well as a full year of interest expense and depreciation and amortization expense relating to the acquisitions. As a result, we expect that our seasonal losses in the first two quarters of fiscal 2007 will be higher than in fiscal 2006.

	Year Ended January 31,
	2002	2003	2004	2005	2006
Consolidated Income Statement Data:
Net sales	$201,855	$203,301	$225,061	$214,278	$324,072
Gross profit	43,695	49,934	62,832	52,744	84,846
Operating profit	7,452	4,177	14,793	3,066	16,958
Net income	$2,364	$382	$8,376	$703	$7,092
Diluted earnings per share	$0.21	$0.03	$0.76	$0.06	$0.58
Weighted average shares outstanding – diluted	11,061	11,020	11,022	11,292	12,236

The following table summarizes our consolidated balance sheet data at January 31, 2006 on an actual basis, and as adjusted to reflect our sale of the 2,600,000 shares offered by us at an assumed public offering price of $9.90 per share, after deducting the underwriting discount and estimated offering expenses payable by us.

	As of January 31, 2006
	Actual	As Adjusted
Consolidated Balance Sheet Data:
Working capital	$61,197	$68,867
Total assets	138,317	139,387
Short-term debt	7,578	2,628	(1)
Long-term debt, excluding current portion	21,750	—
Total stockholders’ equity	82,011	109,781

(1)	On March 31, 2006, we paid $1,650,000 of this amount pursuant to a quarterly principal payment under our term loan.

 RISK FACTORS

An investment in our common stock involves various risks. Before making an investment in our common stock, you should carefully consider the following risks, as well as the other information contained or incorporated by reference in this prospectus, including our consolidated financial statements and the related notes and ‘‘Management’s Discussion and Analysis of Financial Condition and Results of Operations.’’ The risks described below are those which we believe are the material risks we face. Any of the risk factors described below or additional risks and uncertainties not presently known to us, or that we currently deem immaterial, could have a material adverse effect on our business, financial condition and results of operations. As a result, the trading price of our common stock could decline and you may lose some or all of your investment.

Risk Factors Relating to Our Operations

The failure to maintain our licensing agreements could cause us to lose significant revenues and have a material adverse effect on our results of operations.

We are dependent on sales of licensed product for a substantial portion of our revenues. In fiscal 2006, revenues from the sale of licensed product accounted for 60.8% of our net sales compared to 63.6% of our net sales in fiscal 2005 and 76.3% of our net sales in fiscal 2004.

We are generally required to achieve specified minimum net sales, make specified royalty and advertising payments and receive prior approval of the licensor as to all design and other elements of a garment prior to production. License agreements also may restrict our ability to enter into other license agreements for competing products. If we do not satisfy any of these requirements, a licensor usually will have the right to terminate our license. Even if a licensor does not terminate our license, the failure to achieve net sales sufficient to cover our required minimum royalty payments could have a material adverse effect on our results of operations. If a license contains a renewal provision, there are usually minimum sales and other conditions that must be met in order to be able to renew a license. Even if we comply with all the terms of a licensing agreement, we cannot be sure that we will be able to renew an agreement when it expires even if we desire to do so. The failure to maintain our license agreements could cause us to lose significant revenue and have a material adverse effect on our results of operations.

We are currently negotiating renewals of some of our license agreements, including our license agreement with the National Football League. We cannot be sure that we will be able to secure the renewal of this or other license agreements on terms acceptable to us or at all. The loss of the NFL license could have a material adverse effect on our results of operations.

Our success is dependent on the strategies and reputation of our licensors.

Our business strategy is to offer our products on a multiple brand, multiple channel and multiple price point basis. As a part of this strategy, we license the names and brands of numerous recognized companies, designers and celebrities. In entering into these license agreements, we plan our products to be targeted towards different market segments based on consumer demographics, design, suggested pricing and channel of distribution. If any of our licensors decides to ‘‘reposition’’ its products under the brands we license from them, introduce similar products under similar brand names or otherwise change the parameters of design, pricing, distribution, target market or competitive set, we could experience a significant downturn in that brand’s business, adversely affecting our sales and profitability. In addition, as products may be personally associated with designers or celebrities, our sales of those products could be materially and adversely affected if any of those individuals’ images, reputations or popularity were to be negatively impacted.

If we are unable to successfully translate market trends into attractive product offerings, our sales and profitability could suffer.

Our ability to successfully compete depends on a number of factors, including our ability to effectively anticipate, gauge and respond to changing consumer demands and tastes across multiple product lines and tiers of distribution. We are required to translate market trends into attractive product offerings and operate within substantial production and delivery constraints. We cannot be sure we will continue to be successful in this regard. For example, a key part of our success in fiscal 2004 was a result of increased sales of fashion sports apparel. This trend did not continue in fiscal 2005 and, as a result, our results of operations were materially adversely affected. We need to anticipate and respond to changing trends quickly, efficiently and effectively in order to be successful.

Expansion of our product offerings involves significant costs and uncertainty and could adversely affect our results of operations.

An important part of our strategy is to expand the types of products we offer. For example, in the past year we have added licenses for new lines of women’s suits, sportswear and dresses. We have limited prior experience designing, manufacturing and marketing these types of products. We intend to continue to add additional product lines in the future. As is typical with new products, demand and market acceptance for any new products we introduce will be subject to uncertainty. Designing, producing and marketing new products require substantial expenditures. We cannot be certain that our efforts and expenditures will successfully generate sufficient sales or that sales that are generated will be sufficient to cover our expenditures.

If our customers change their buying patterns, request additional allowances or develop their own private label brands, our sales to these customers could be materially adversely affected.

Our customers’ buying patterns, as well as the need to provide additional allowances to vendors, could have a material adverse effect on our business, results of operations and financial condition. Customers’ strategic initiatives, including developing their own private labels brands and reducing the number of vendors they purchase from, could also impact our sales to these customers.

We have significant customer concentration, and the loss of one of our large customers could adversely affect our business.

Our 10 largest customers accounted for approximately 60.7% of our net sales in fiscal 2006 compared to 52.6% of our net sales in fiscal 2005, with our two largest customers accounting for 19.0% and 13.2% of our net sales in fiscal 2006. Consolidation in the retail industry, such as the combination of the Federated and May department store chains, has increased the concentration of our sales to our largest customers. We do not have long-term contracts with any customers, and sales to customers generally occur on an order-by-order basis that may be subject to cancellation or rescheduling by the customer. A decision by our major customers to decrease the amount of merchandise purchased from us, to increase the use of their own private label brands or to change the manner of doing business with us could reduce our revenues and materially adversely affect our results of operations.

If we miscalculate the market for our products, we may end up with significant excess inventories for some products and missed opportunities for others.

We often produce garments to hold in inventory in order to meet our customers’ delivery requirements and to be able to quickly fulfill reorders. If we misjudge the market for our products, we may be faced with significant excess inventories for some products and missed opportunities for others. In addition, weak sales and resulting markdown requests from customers could have a material adverse effect on our results of operations.

We are dependent upon foreign manufacturers.

We do not own or operate any manufacturing facilities. Almost all of our products are imported from independent foreign manufacturers. The failure of these manufacturers to ship products to us in a timely manner or to meet required quality standards could cause us to miss the delivery date requirements of our customers. The failure to make timely deliveries could cause customers to cancel orders, refuse to accept delivery of products or demand reduced prices, any of which could have a material adverse effect on our business. We do not have long-term written agreements with any of our manufacturers. As a result, any of these manufacturers may unilaterally terminate its relationship with us at any time.

We are also dependent on these manufacturers for compliance with our policies and the policies of our licensors and customers regarding labor practices employed by factories that manufacture product for us. Any failure by these manufacturers to comply with required labor standards or any other divergence in their labor or other practices from those generally considered ethical in the United States, and the potential negative publicity relating to any of these events, could result in a violation by us of our license agreements and harm us and our reputation.

We are subject to the risks of doing business abroad.

Our arrangements with foreign manufacturers are subject to the usual risks of doing business abroad, including currency fluctuations, political or labor instability and potential import restrictions, duties and tariffs. We do not maintain insurance for the potential lost profits due to disruptions of our overseas factories. Because our products are produced abroad, political or economic instability in China or elsewhere could cause substantial disruption in the business of our foreign manufacturers. This could materially adversely affect our financial condition and results of operations. Heightened terrorism security concerns could subject imported goods to additional, more frequent or more thorough inspections. This could delay deliveries or increase costs, which could adversely impact our results of operations. In addition, since we negotiate our purchase orders with foreign manufacturers in United States dollars, the value of the United States dollar against local currencies could impact our cost in dollars of production from these manufacturers. We are not currently engaged in any hedging activities to protect against these currency risks. If there is downward pressure on the value of the dollar, our purchase prices for our products could increase. We may not be able to offset an increase in product costs with a price increase to our customers.

Fluctuations in the price, availability and quality of materials used in our products could have a material adverse effect on our cost of goods sold and our ability to meet our customers' demands.

Fluctuations in the price, availability and quality of the leather, wool and other materials used in our products could have a material adverse effect on our cost of sales or our ability to meet our customers’ demands. We compete with numerous entities for supplies of materials and manufacturing capacity. The supply and price of leather are vulnerable to animal diseases as well as natural disasters that can affect the supply and price of raw leather. For example, in the past, the outbreak of mad-cow and foot-and-mouth disease in Europe, and its aftereffects, adversely affected the supply of leather. Any recurrence of these diseases could adversely affect us. The prices for wool and other fabrics used in our products depend largely on the market prices for the raw materials used to produce them, such as raw wool or cotton. We may not be able to pass on all or any portion of higher material prices to our customers.

If we lose the services of our key personnel, our business will be harmed.

Our future success depends on Morris Goldfarb, our Chairman and Chief Executive Officer, and other key personnel. The loss of the services of Mr. Goldfarb and any negative market or industry perception arising from the loss of his services could have a material adverse effect on us and the price of our shares. Our other executive officers have substantial experience and expertise in our business and have made significant contributions to our success. The unexpected loss of services of one or more of these individuals could also adversely affect us.

We have expanded our business through acquisitions that could result in diversion of resources, an inability to integrate acquired operations and extra expenses. This could disrupt our business and adversely affect our financial condition.

Part of our growth strategy is to pursue acquisitions. For example, in July 2005, we acquired Marvin Richards and the operating assets of Winlit. The negotiation of potential acquisitions as well as the integration of acquired businesses could divert our management’s time and resources. Acquired businesses may not be successfully integrated with our operations. We may not realize the intended benefits of any acquisition.

Acquisitions could also result in:

•	substantial cash expenditures;

•	potentially dilutive issuances of equity securities;

•	the incurrence of debt and contingent liabilities;

•	a decrease in our profit margins; and

•	amortization of intangibles and potential impairment of goodwill.

If acquisitions disrupt our operations, our business may suffer.

We may need additional financing to continue to grow.

The continued growth of our business depends on our access to sufficient funds to support our growth. Our primary source of working capital to support our growth is our line of credit and related term loan entered into in July 2005. Our need for working capital and the amount of our debt increased as a result of our two acquisitions in July 2005. In December 2005, we began to make quarterly payments under our term loan of $1,650,000. A final payment under the term loan of $11,850,000 is due in July 2008. Our growth is dependent on our ability to extend and increase the line of credit and may be dependent on our ability to refinance the term loan if we do not generate sufficient cash to make the payments due under the term loan. If we are unable to refinance our debt, we cannot be sure we will be able to secure alternative financing on satisfactory terms or at all.

We are dependent on sales during the July through November period each year for the substantial majority of our net sales and net income.

Retail sales of outerwear have traditionally been seasonal in nature. As a result, we are dependent on our sales from July through November each year for the substantial majority of our net sales and net income. Net sales in the months of July through November accounted for approximately 82% of our net sales in fiscal 2006, 74% of our net sales in fiscal 2005 and 75% of our net sales in fiscal 2004. Any difficulties we may encounter during this period as a result of weather or disruption of manufacturing or transportation of our products will have a magnified effect on our net sales and net income for the year. In addition, because of the large amount of outerwear we sell, unusually warm weather conditions during the peak fall outerwear selling season could have a material adverse effect on our results of operations. The July through November time frame is expected to continue to provide a disproportionate amount of our net sales and net income for the foreseeable future.

Risk Factors Relating to the Apparel Industry

The competitive nature of the apparel industry may result in lower prices for our products and decreased gross profit margins.

The apparel business is highly competitive. We have numerous competitors with respect to the sale of apparel, including distributors that import apparel from abroad and domestic retailers with established foreign manufacturing capabilities. Many of our competitors have greater financial and marketing resources and greater manufacturing capacity than we do. We also compete with vertically integrated apparel manufacturers that also own retail stores. The general availability of contract manufacturing capacity also allows ease of access by new market entrants. The competitive nature of the apparel industry may result in lower prices for our products and decreased gross profit margins, either of which may materially adversely affect our sales and profitability. Sales of our products are affected by style, price, quality, brand reputation and general fashion trends.

If major department, mass merchant and specialty store chains continue to consolidate, our business could be negatively affected.

We sell our products to major department, mass merchant and specialty store chains. Continued consolidation in the retail industry, such as the recent purchase of May Department Store Company by

Federated Department Stores, Inc., could negatively impact our business. Consolidation could reduce the number of our customers and potential customers. With increased consolidation in the retail industry, we are increasingly dependent on retailers whose bargaining strength may increase and whose share of our business may grow. As a result, we may face greater pressure from these customers to provide more favorable terms. If purchasing decisions become more centralized, the risks from consolidation increases. Customers may also concentrate purchases among a narrowing group of vendors. This could adversely affect our business.

The cyclical nature of the apparel industry and uncertainty over future economic prospects and consumer spending could have a materially adverse effect on our results of operations.

The apparel industry is cyclical. Purchases of outerwear, sportswear and other apparel tend to decline during recessionary periods and may decline for a variety of other reasons, including changes in fashion trends and the introduction of new products or pricing changes by our competitors. Uncertainties regarding future economic prospects could affect consumer-spending habits and have an adverse effect on our results of operations. Uncertainty with respect to consumer spending as a result of weak economic conditions has in the past caused our customers to delay the placing of initial orders and to slow the pace of reorders during the seasonal peak of our business. Weak economic conditions have had a material adverse effect on our results of operations at times in the past and could have a material adverse effect on our results of operations in the future as well.

The significant increase in fuel prices could adversely affect our results of operations.

Fuel prices have increased significantly during the past year, most recently as a result of Hurricane Katrina and tensions in the Middle East. Increased gasoline prices could adversely affect consumer spending, including discretionary spending on apparel. In addition, higher fuel prices could cause our operating expenses to increase, especially with respect to warehousing and freight. Any significant decrease in sales or increase in expenses as a result of higher fuel prices could adversely affect our results of operations.

If new legislation restricting the importation or increasing the cost of textiles and apparel produced abroad is enacted, our business could be adversely affected.

Legislation that would restrict the importation or increase the cost of textiles and apparel produced abroad has been periodically introduced in Congress. The enactment of new legislation or international trade regulation, or executive action affecting international textile or trade agreements, could adversely affect our business. International trade agreements that can provide for tariffs and/or quotas can increase the cost and limit the amount of product that can be imported.

The quota system established by the World Trade Organization was eliminated on December 31, 2004. We cannot be certain of the full impact that this elimination will have on international trade in general and the apparel industry in particular. We also cannot be certain of the impact of quota elimination on our business, including increased competition that could result from the importation of an increasing amount of lower priced apparel into the United States. Notwithstanding quota elimination, China’s accession agreement for membership in the WTO provides that WTO member countries, including the United States, may re-impose safeguard quotas on specific products. In May 2005, the United States imposed unilateral quotas on several product categories, limiting growth in imports of these categories to 7.5% a year. The safeguard quotas in several categories have been extended by the United States government and will likely continue through 2008. These limitations apply to a limited number of products imported by us from China. We are unable to assess the potential for additional action by the United States government with respect to these or other product categories in the event that the quantity of imported apparel significantly disrupts the apparel market in the United States. Additional action by the United States in response to a disruption in its apparel markets could limit our ability to import apparel and increase our costs.

Risks Relating to this Offering and Ownership of Our Common Stock

Two persons are in a position to substantially control matters requiring a stockholder vote.

Morris Goldfarb, our Chairman and Chief Executive Officer, and his father, Aron Goldfarb, our founder and former director, will beneficially own approximately 33.3% of our common stock after completion of this offering (32.1% if the over-allotment option is exercised in full). As a result, if they vote together, they effectively have the ability to control the outcome on all matters requiring stockholder approval including, but not limited to, the election of directors and any merger, consolidation or sale of all or substantially all of our assets. They also have the ability to control our management and affairs.

The price of our common stock has fluctuated significantly and could continue to fluctuate significantly.

Between February 1, 2004 and May 8, 2006, the market price of our common stock has ranged from a low of $3.79 to a high of $12.82 per share. The market price of our common stock may change significantly in response to various factors and events beyond our control, including:

•	fluctuations in our quarterly revenues or those of our competitors as a result of seasonality or other factors;

•	a shortfall in revenues or net income from that expected by securities analysts and investors;

•	changes in securities analysts’ estimates of our financial performance or the financial performance of our competitors or companies in our industry generally;

•	announcements concerning our competitors;

•	changes in product pricing policies by our competitors or our customers;

•	general conditions in our industry; and

•	general conditions in the securities markets.

Future sales of our common stock, including the shares purchased in this offering, may depress our stock price.

Sales of a substantial number of shares of our common stock in the public market by our stockholders after this offering, sales of our common stock by our management or the perception that such sales are likely to occur could depress the market price of our common stock and impair our ability to raise capital through the sale of additional equity securities. Upon completion of this offering, we will have outstanding 15,491,599 shares of common stock. Of these shares:

•	9,851,075 shares generally will be freely tradable in the public market, including all of the 4,000,000 shares offered under this prospectus;

•	approximately 5,640,504 additional shares may be sold after the expiration of the 90-day lock-up agreements entered into by our officers, directors and the selling stockholders in this offering, subject to compliance with the volume limitations and other restrictions of Rule 144; and

•	1,389,183 additional shares will be eligible for issuance pursuant to options presently outstanding under our existing stock option plans.

We may issue shares of our common stock from time to time as consideration for or to finance future acquisitions and investments. In the event any such acquisition or investment is significant, the number of shares of our common stock, or the number or aggregate principal amount, as the case may be, of other securities that we may issue may in turn be significant. In addition, we may also grant registration rights covering those shares of our common stock or other securities in connection with any such acquisition or investment.

The failure to comply with the internal control evaluation and certification requirements of Section 404 of Sarbanes-Oxley Act could harm our operations and our ability to comply with our periodic reporting obligations.

We will be required to comply with the internal control evaluation and certification requirements of Section 404 of the Sarbanes-Oxley Act of 2002 by no later than the end of our fiscal year ending January 31, 2008. If we complete this offering prior to July 31, 2006, we will likely qualify as an accelerated filer as of July 31, 2006, in which event we would need to comply with the Section 404 requirements by the end of our current fiscal year on January 31, 2007. We have begun the process of determining whether our existing internal controls over financial reporting systems are compliant with Section 404. This process may divert internal resources and will take a significant amount of time, effort and expense to complete. If it is determined that we are not in compliance with Section 404, we may be required to implement new internal control procedures and reevaluate our financial reporting. We may experience higher than anticipated operating expenses as well as outside auditor fees during the implementation of these changes and thereafter. Further, we may need to hire additional qualified personnel in order for us to be compliant with Section 404. If we are unable to implement these changes effectively or efficiently, it could harm our operations, financial reporting or financial results and could result in our being unable to obtain an unqualified report on internal controls from our independent auditors, which could adversely affect our ability to comply with our periodic reporting obligations under the Securities and Exchange Act of 1934, as amended, and the rules of the Nasdaq National Market.

FORWARD-LOOKING STATEMENTS

Statements in this prospectus (including the documents incorporated by reference in this prospectus) concerning our business outlook or future performance; anticipated revenues, expenses or other financial items; product introductions and plans and objectives related thereto; and assumptions made or expectations as to any future events, conditions, performance or other matters, are ‘‘forward-looking statements’’ as that term is defined under U.S. federal securities laws. We generally use words such as ‘‘believe,’’ ‘‘may,’’ ‘‘could,’’ ‘‘will,’’ ‘‘intend,’’ ‘‘estimate,’’ ‘‘expect,’’ ‘‘anticipate,’’ ‘‘plan,’’ and similar expressions to identify forward-looking statements. Forward-looking statements are subject to various risks, uncertainties and other factors that could cause actual results to differ materially from those stated in such statements. These risks, uncertainties and factors include, but are not limited to: reliance on licensed products, reliance on foreign manufacturers, the nature of the apparel industry, including changing customer demand and tastes, seasonality, customer acceptance of new products, the impact of competitive products and pricing, dependence on existing management, possible disruption from acquisitions, general economic conditions, as well as other risks detailed in our filings with the Securities and Exchange Commission. Although we believe the expectations reflected in the forward-looking statements are reasonable, they relate only to events as of the date on which the statements are made, and we cannot assure you that our future results, levels of activity, performance or achievements will meet these expectations. Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of the forward-looking statements. We do not intend to update any of the forward-looking statements after the date of this prospectus to conform these statements to actual results or to changes in our expectations, except as required by law.

USE OF PROCEEDS

We estimate that the net proceeds from our sale of 3,000,000 shares of common stock in this offering will be approximately $27.5 million, based upon an assumed offering price of $9.90 per share and after deducting the underwriting discount and estimated offering expenses payable by us. We will not receive any proceeds from the sale of common stock being offered by the selling stockholders.

We expect to use the net proceeds to repay the outstanding balance of $26.7 million under our term loan. The term loan currently bears interest at prime plus 1% (8.75% per year at May 1, 2006) and is payable in quarterly installments of $1,650,000 with the balance of $11,850,000 due on maturity at July 11, 2008. The proceeds of this loan were used to fund the purchase of Marvin Richards and specified assets of Winlit and to pay off a portion of our prior revolving line of credit. The balance of the net proceeds will be used for general corporate purposes.

Until we use the net proceeds of this offering for the above intended purposes, we intend to invest the funds in short-term, investment grade securities.

PRICE RANGE OF COMMON STOCK

Our common stock is quoted on the Nasdaq National Market under the trading symbol ‘‘GIII.’’ The following table sets forth, for the fiscal periods shown, the high and low sales prices for our common stock, as reported by the Nasdaq National Market. All share prices have been adjusted to give retroactive effect to a three-for-two split of our common stock effective March 28, 2006.

	High	Low
Fiscal 2007
Quarter ended April 30, 2006	$12.82	$8.80
Quarter ending July 31, 2006 (through May 5, 2006)	10.21	9.00
Fiscal 2006
Quarter ended April 30, 2005	$5.91	$4.49
Quarter ended July 31, 2005	7.84	4.34
Quarter ended October 31, 2005	7.93	6.23
Quarter ended January 31, 2006	9.89	6.33
Fiscal 2005
Quarter ended April 30, 2004	$7.26	$4.81
Quarter ended July 31, 2004	6.30	4.55
Quarter ended October 31, 2004	5.02	3.83
Quarter ended January 31, 2005	5.53	3.79

The last sale price of our common stock on the Nasdaq National Market on May 5, 2006 was $9.90    per share. On May 1, 2006, there were 52 holders of record of our common stock.

DIVIDEND POLICY

Our board of directors currently intends to follow a policy of retaining any earnings to finance the continued growth and development of our business and does not anticipate paying cash dividends in the foreseeable future. Any future determination as to the payment of cash dividends will be dependent upon our financial condition, results of operations and other factors deemed relevant by our board. Our loan agreement limits payments for cash dividends and stock redemption to $1.5 million plus an additional amount for stock redemptions based on the proceeds of sales of equity securities. See ‘‘Management’s Discussion and Analysis of Financial Condition and Results of Operations – Liquidity and Capital Resources’’ and our consolidated financial statements and related notes incorporated by reference in this prospectus.

CAPITALIZATION
(In thousands, except share and per share amounts)

The following table sets forth our capitalization at January 31, 2006 on an actual basis, and as adjusted to reflect our sale of the 3,000,000 shares offered by us at an assumed public offering price of $9.90 per share, after deducting the underwriting discount and estimated offering expenses payable by us.

You should read this table in conjunction with the sections of this prospectus entitled ‘‘Management’s Discussion and Analysis of Financial Condition and Results of Operation,’’ ‘‘Use of Proceeds’’ and ‘‘Selected Consolidated Financial Data,’’ and with our consolidated financial statements and related notes incorporated by reference in this prospectus.

	As of January 31, 2006
	Actual	As Adjusted
Current portion of term loan(1)	$6,600	1,650
Long-term debt, less current portion(1)	21,750	—
Stockholders’ equity:
Preferred stock; par value, 1,000,000 shares authorized; no shares issued and outstanding actual and adjusted.
Common stock; $.01 par value; 20,000,000 authorized shares(2); 12,701,222 shares issued and outstanding actual and 15,818,722 shares issued and outstanding as adjusted(3)	127	158
Additional paid-in capital	36,262	64,001
Retained earnings	46,592	46,592
	82,981	110,750
Common stock held in treasury – 367,226 shares at cost	(970)	(970)
Total stockholders’ equity(3)	82,011	109,781
Total capitalization	$110,361	111,431

(1)	These amounts represent the outstanding balance of $28,350,000 under our term loan as of January 31, 2006. We made a principal payment under the terms of this loan of $1,650,000 on March 31, 2006. As a result, the current outstanding principal balance under our term loan is $26,700,000.

(2)	At our Annual Meeting of Stockholders to be held on June 8, 2006, we are proposing to amend our certificate of incorporation to increase the number of authorized shares of our common stock from 20,000,000 to 40,000,000.

(3)	Shares outstanding and total stockholders' equity as adjusted also include (i) 117,500 shares to be issued upon the exercise of options by selling stockholders who will sell these shares in this offering and (ii) the amounts to be paid to us upon exercise of these options.

SELECTED CONSOLIDATED FINANCIAL DATA
(In thousands, except per share data)

The following table sets forth our selected consolidated financial data as of and for the years ended January 31, 2002, 2003, 2004, 2005 and 2006. The following selected consolidated financial data are derived from our audited consolidated financial statements. The selected consolidated financial data should be read in conjunction with the section of this prospectus entitled ‘‘Management’s Discussion and Analysis of Financial Condition and Results of Operations’’ and our audited consolidated financial statements and related notes incorporated by reference in this prospectus. Certain amounts in the Consolidated Income Statement Data for fiscal years 2002 through 2005 have been reclassified to conform to the current year presentation.

Our results of operations for the year ended January 31, 2006 include the results of our Marvin Richards and Winlit divisions from July 11, 2005, the date we acquired the stock of Marvin Richards and certain assets from Winlit. Our results for fiscal 2006 exclude the seasonal losses that were incurred by the acquired companies in the first half of fiscal 2006. Results for fiscal 2007 will include the full year of operations of the acquired companies, as well as a full year of interest expense and depreciation and amortization expense relating to the acquisitions. As a result, we expect that our seasonal losses in the first two quarters of fiscal 2007 will be higher than in fiscal 2006.

All share and per share information in the table below has been adjusted to give retroactive effect to a three-for-two split of our common stock effective March 28, 2006.

	Year Ended January 31,
	2002	2003	2004	2005	2006
Consolidated Income Statement Data:
Net sales	$201,855	$203,301	$225,061	$214,278	$324,072
Cost of goods sold	158,160	153,367	162,229	161,534	239,226
Gross profit	43,695	49,934	62,832	52,744	84,846
Selling, general & administrative expenses	35,174	40,841	46,784	47,452	64,763
Depreciation and amortization	1,069	1,360	1,255	1,344	3,125
Non-recurring charge		3,556
Write-down of equity investment				882
Operating profit	7,452	4,177	14,793	3,066	16,958
Interest and financing charges, net	3,577	1,907	1,179	1,086	4,349
Income before income taxes	3,875	2,270	13,614	1,980	12,609
Income taxes	1,511	1,888	5,238	1,277	5,517
Net income	$2,364	$382	$8,376	$703	$7,092
Basic earnings per share	$0.24	$0.04	$0.81	$0.07	$0.62
Weighted average shares outstanding – basic	10,014	10,147	10,368	10,773	11,509
Diluted earnings per share	$0.21	$0.03	$0.76	$0.06	$0.58
Weighted average shares outstanding – diluted	11,061	11,020	11,022	11,292	12,236

	As of January 31,
	2002	2003	2004	2005	2006
Consolidated Balance Sheet Data:
Working capital	$46,140	$47,260	$57,388	$59,868	$61,197
Total assets	67,701	70,956	80,696	80,595	138,317
Short-term debt	906	885	852	972	7,578
Long-term debt, excluding current portion	203	88	0	510	21,750
Total stockholders’ equity	54,813	55,748	65,272	66,930	82,011

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of our financial condition and results of operations should be read in conjunction with the section of this prospectus entitled ‘‘Selected Consolidated Financial Data,’’ and our consolidated financial statements and the related notes incorporated by reference in this prospectus. The discussion in this prospectus contains forward-looking statements that involve risks and uncertainties, such as statements of our plans, objectives, expectations and intentions. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth under ‘‘Risk Factors’’ beginning at page 5 and ‘‘Forward-Looking Statements’’ at page 11.

Overview

G-III designs, manufactures and markets an extensive range of outerwear and sportswear, including coats, jackets, pants, suits, dresses and other sportswear items, under licensed brands, our own proprietary brands and private retail labels. Our products are distributed through a diverse mix and a large number of retailers at a variety of price points. Our sales concentration has increased as sales to our 10 largest customers increased from 52.6% of our net sales in fiscal 2005 to 60.7% of our net sales in fiscal 2006.

We operate in fashion markets that are highly competitive. Our ability to continuously evaluate and respond to changing consumer demands and tastes, across multiple market segments, distribution channels and geographies, is critical to our success. Although our portfolio of brands is aimed at diversifying our risks in this regard, misjudging shifts in consumer preferences could have a negative effect on our business. Our success in the future will depend on our ability to design products that are accepted in the markets we serve, source the manufacture of our products on a competitive basis (particularly in light of the impact of the recent elimination of quota for apparel products), deliver products in a timely manner and continue to diversify our product portfolio and the markets we serve.

We operate our business in two segments, licensed apparel and non-licensed apparel. The licensed apparel segment includes sales of apparel brands licensed by us from third parties. The non-licensed apparel segment includes sales of apparel under private label brands and our own proprietary brands.

The sale of licensed apparel has been a key element of our business strategy for many years. As part of this strategy, we added several new apparel licenses in the past year. We believe that consumers prefer to buy brands they know, and we have continually sought licenses that would increase the portfolio of name brands we can offer through different tiers of retail distribution, for a wider array of products and at a variety of price points. The sale of licensed products accounted for 60.8% of our net sales in fiscal 2006 compared to 63.6% of our net sales in fiscal 2005 and 76.3% of our net sales in fiscal 2004.

On July 11, 2005, we acquired the business of Marvin Richards. Marvin Richards has been an outerwear manufacturer and supplier for over 20 years under the Marvin Richards brand name. As a result of this acquisition, we have licenses under the Calvin Klein and ck Calvin Klein brand names. Marvin Richards also conducts a variety of private label programs.

On July 11, 2005, we also acquired specified operating assets of Winlit Group, Ltd. Winlit has been a supplier of outerwear for over 35 years. As a result of acquiring Winlit’s assets, we have licenses for men’s and women’s outerwear under the Guess? brand, leather outerwear under the Tommy Hilfiger brand and ladies outerwear under licenses with Ellen Tracy and Pacific Trail. Winlit also sells apparel under the Winlit, LNR and NY 10018 owned names and through private label programs.

The operating results of Marvin Richards and Winlit have been included in our financial statements since July 11, 2005.

These acquisitions are consistent with our strategy to increase the portfolio of brands that we offer through different tiers of retail distribution. Both transactions are expected to complement our existing group of licensed brands, G-III owned labels and private label programs.

We entered into a new financing agreement on July 11, 2005 to fund the purchase price for these acquisitions and provide additional working capital. See ‘‘Liquidity and Capital Resources’’ for a description of this financing.

We believe that brand owners will look to consolidate the number of licensees they engage to develop product and they will continue to look for licensees with a successful track record of developing brands. We are continually having discussions with licensors regarding new opportunities. It is our objective to continue to expand our product offerings. As a result of our acquisition of Marvin Richards, we have licenses for men’s and women’s outerwear with Calvin Klein. In September 2005, we entered into a license agreement to manufacture and distribute women’s suits under the Calvin Klein label, and in April 2006, we entered into a license agreement to manufacture and distribute women’s dresses under the Calvin Klein label. We began shipping the women’s suit line in January 2006 and expect to begin shipping women’s dresses for holiday 2006. We have had a license agreement with Sean John for men’s outerwear for over five years. In March 2006, we added license agreements to manufacture women’s sportswear and outerwear under Sean John labels. We expect to launch the Sean John sportswear line in 2007. We will also be designing and producing a line of urban sportswear for Wal-Mart under their Exsto label, with shipments expected to begin during the second quarter of fiscal 2007.

Significant trends that are affecting the apparel industry include the continuing consolidation of retail chains, the desire on the part of retailers to consolidate vendors supplying them, the increased focus by department stores on their own private label brands and a shift in consumer shopping preferences away from traditional department stores to mid-tier and specialty store venues. There has also been significant downward pressure on average retail prices for many categories of apparel. We have responded to these trends by continuing to focus on selling products with recognized brand equity, by attention to design, quality and value and by improving our sourcing capabilities. We believe that our broad distribution capabilities help us to respond to the various shifts by consumers between distribution channels. We also believe that our operational capabilities will enable us to continue to be a vendor of choice for our retail customers.

Use of Estimates and Critical Accounting Policies

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and revenues and expenses during the reporting period. Significant accounting policies employed by us, including the use of estimates, are presented in the notes to our consolidated financial statements.

Critical accounting policies are those that are most important to the portrayal of our financial condition and our results of operations, and require management’s most difficult, subjective and complex judgments, as a result of the need to make estimates about the effect of matters that are inherently uncertain. Our most critical accounting estimates, discussed below, pertain to revenue recognition, accounts receivable, inventories, income taxes, goodwill and intangible assets and stock-based compensation. In determining these estimates, management must use amounts that are based upon its informed judgments and best estimates. On an ongoing basis, we evaluate our estimates, including those related to customer allowances and discounts, product returns, bad debt and inventory reserves, and carrying values of intangible assets. We base our estimates on historical experience and on various other assumptions that we believe are reasonable under the circumstances. The results of these estimates form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions and conditions.

Revenue Recognition

We recognize a sale at the time merchandise is shipped to the customer. We also act as an agent in brokering sales between our customers and overseas factories. On these transactions, we recognize commission fee income on the sales that are financed by and shipped directly to our customers. This income is also recorded at the time the merchandise is shipped. Net sales take into account reserves for returns and allowances. We estimate the amount of reserves and allowances based on current and historical information and trends. Sales are reported net of returns, discounts and allowances. Discounts, allowances and estimates of future returns are recognized when the related revenues are recognized.

Accounts Receivable

In the normal course of business, we extend credit to our customers based on pre-defined credit criteria. Accounts receivable, as shown on our consolidated balance sheet, are net of allowances and anticipated discounts. In circumstances where we are aware of a specific customer’s inability to meet its financial obligation (such as in the case of bankruptcy filings or substantial downgrading of credit sources), a specific reserve for bad debts is recorded against amounts due to reduce the net recognized receivable to the amount reasonably expected to be collected. For all other customers, an allowance for doubtful accounts is determined through analysis of the aging of accounts receivable at the date of the financial statements, assessments of collectability based on historical trends and an evaluation of the impact of economic conditions.

An allowance for discounts is based on reviews of open invoices where concessions have been extended to customers. Costs associated with allowable deductions for customer advertising expenses are charged to advertising expenses in the selling, general and administrative section of our consolidated statements of income. Costs associated with markdowns and other operational charge backs, net of historical recoveries, are included as a reduction of net sales. All of these are part of the allowances included in accounts receivable. We reserve against known charge backs, as well as for an estimate of potential future deductions by customers. These provisions result from seasonal negotiations with our customers as well as historical deduction trends, net of historical recoveries and the evaluation of current market conditions.

Inventories

Inventories are stated at lower of cost (determined by the first-in, first-out method) or market. We continually evaluate the composition of our inventories, assessing slow-turning, ongoing product as well as fashion product from prior seasons. The market value of distressed inventory is based on historical sales trends of our individual product lines, the impact of market trends and economic conditions and the value of current orders for this type of inventory.

Income Taxes

As part of the process of preparing our consolidated financial statements, we are required to estimate our income taxes in each of the jurisdictions in which we operate. This process involves estimating our actual current tax exposure, together with assessing temporary differences resulting from differing treatment of items for tax and accounting purposes. These differences result in deferred tax assets and liabilities, which are included within our consolidated balance sheet.

Goodwill and Intangible Assets

On July 11, 2005, we acquired Marvin Richards and specified operating assets of Winlit. Statement of Financial Accounting Standards, or SFAS, No. 142 requires that goodwill and intangible assets with an indefinite life be tested for impairment at least annually. Goodwill and intangible assets with an indefinite life are required to be written down when impaired, rather than amortized as previous accounting standards required. Goodwill and intangible assets with an indefinite life are tested for impairment by comparing the fair value of the reporting unit with its carrying value. Fair value is generally determined using discounted cash flows, market multiples and market capitalization. Significant estimates used in the fair value methodologies include estimates of future cash flows, future short-term and long-term growth rates, weighted average cost of capital and estimates of market multiples of the reportable unit. If these estimates or their related assumptions change in the future, we may be required to record impairment charges for our goodwill and intangible assets with an indefinite life.

The process of evaluating the potential impairment of goodwill is subjective and requires significant judgment at many points during the analysis. In estimating the fair value of a reporting unit for the purposes of our annual or periodic analyses, we make estimates and judgments about the future cash flows of that reporting unit. Although our cash flow forecasts are based on assumptions that are consistent with our plans and estimates we are using to manage the underlying businesses, there is significant exercise of judgment involved in determining the cash flows attributable to a reporting unit over its estimated remaining useful life. In addition, we make certain judgments about allocating shared assets to the estimated balance sheets of our reporting units. We also consider our and our competitors’ market capitalization on the date we perform the analysis. Changes in judgment on these assumptions and estimates could result in a goodwill impairment charge.

We allocated the purchase price of the companies we acquired in fiscal 2006 to the tangible and intangible assets acquired and liabilities assumed, based on their estimate fair values. These valuations require management to make significant estimations and assumptions, especially with respect to intangible assets.

Critical estimates in valuing intangible assets include future expected cash flows from license agreements, trade names and customer relations. In addition, other factors considered are the brand awareness and market position of the products sold by the acquired companies and assumptions about the period of time the brand will continue to be used in the combined company’s product portfolio. Management’s estimates of fair value are based on assumptions believed to be reasonable, but which are inherently uncertain and unpredictable.

If we did not appropriately allocate these components or we incorrectly estimate the useful lives of these components, our computation of depreciation and amortization expense may not appropriately reflect the actual impact of these costs over future periods, which will affect our net income.

Stock-based Compensation

Effective February 1, 2006, we will account for stock-based compensation in accordance with SFAS No. 123R-"Share-Based Payments’’. We will utilize the Black-Scholes option pricing model to estimate the fair value of stock-based compensation at the date of grant. The Black-Scholes model requires subjective assumptions regarding dividend yields, expected volatility, expected life of options and risk-free interest rates. These assumptions reflect management’s best estimates. Changes in these inputs and assumptions can materially affect the estimate of fair value and the amount of our stock-based compensation expenses. We estimate that that we will recognize approximately $290,000 of stock-based compensation expense in fiscal 2007 with respect to stock options that were outstanding as of January 31, 2006. As of February 1, 2006, there was approximately $650,000 of total unrecognized stock-based compensation expense related to non-vested stock-based compensation arrangements granted by us. These expenses are expected to be recognized through January 31, 2010.

Results of Operations

The following table sets forth selected statements of income data as a percentage of our net sales for the fiscal years indicated below:

	2004	2005	2006
Net sales	100.0%	100.0%	100.0%
Cost of goods sold	72.1	75.4	73.8
Gross profit	27.9	24.6	26.2
Selling, general and administrative expenses	20.8	22.2	20.0
Depreciation and amortization	0.5	0.6	1.0
Write-down of equity investment		0.4
Operating profit	6.6	1.4	5.2
Interest and financing charges, net	0.5	0.5	1.3
Income before income taxes	6.1	0.9	3.9
Income taxes	2.4	0.6	1.7
Net income	3.7%	0.3%	2.2%

Results of Operations

Year ended January 31, 2006 (‘‘fiscal 2006’’) compared to year ended January 31, 2005 (‘‘fiscal 2005’’)

Net sales for fiscal 2006 increased by $109.8 million to $324.1 million from $214.3 million for fiscal 2005. Net sales from our acquired Marvin Richards and Winlit businesses accounted for $99.5 million of this increase. Net sales of licensed apparel increased $60.7 million to $197.0 million from $136.3 million in the prior year. The increase was primarily a result of sales of $47.2 million of licensed apparel by our acquired businesses. Sales under new licenses for Kenneth Cole Men’s and IZOD ($11.7 million) and an increase in our sports licensing division ($8.2 million) were partially offset by a decrease in sales in our fashion sports apparel business ($8.8 million). Net sales of non-licensed apparel increased $49.1 million to $127.1 million from $78.0 million in the prior year. This increase was the result of sales of non-licensed apparel of $52.5 million by our acquired Marvin Richards and Winlit divisions offset, in part, by decreases in sales of non-licensed apparel under our pre-existing owned labels and private label programs.

Gross profit increased $32.1 million to $84.8 million, or 26.2% of net sales, for fiscal 2006 from $52.7 million, or 24.6% of net sales, for the prior year. Gross profit from our two new divisions accounted for $28.6 million of this increase. The gross profit percentage of our licensed apparel segment increased to 27.9% ($55.0 million) in fiscal 2006 from 25.1% ($35.1 million) in the prior year. The gross profit percentage in our licensed apparel increased primarily due to the higher gross margin in connection with sales in our new Calvin Klein division and improved gross margins in our Cole Haan and Sean John divisions. In addition, we had commission fee income of $843,000 in our licensed apparel segment. There was no commission fee income in this segment in last year’s comparable period. There is no cost of goods sold component associated with these commission transactions.

The gross profit percentage in our non-licensed apparel segment increased to 23.5% ($29.8 million) during fiscal 2006 compared to 22.6% ($17.6 million) in the prior year due to higher gross margins in connection with sales of non-licensed apparel in our two new divisions offset by a decrease in commission fee income. Commission fee income in the non-licensed apparel segment decreased to $1.6 million during fiscal 2006 from $2.2 million in the comparable period of the prior year.

Selling, general and administrative expenses for fiscal 2006 were $67.9 million compared to $48.8 million for the prior year. Selling, general and administrative expenses increased primarily as a result of increases in personnel costs ($9.7 million), advertising and promotion ($3.0 million), facility costs ($2.2 million) and depreciation and amortization ($1.8 million). Personnel costs increased due to the additional personnel from the acquired businesses and an increase in management bonuses, as well as a non-cash compensation charge of $1.6 million incurred as a result of the vesting of 141,000 shares of restricted stock granted to key management. Advertising and promotion increased due to contractual advertising under the licenses that we added as a result of the acquisitions and contractual advertising under our existing license agreements. Facility costs increased primarily as a result of the additional rent under leases assumed in connection with the acquisitions. Amortization expense increased as a result of the amortization of the identifiable intangibles of Marvin Richards and Winlit that we acquired.

Interest and finance charges, net were $4.3 million for fiscal 2006 compared to $1.1 million in the prior year. Interest expense increased primarily due to the additional debt incurred to finance the cash portion of the purchase price of our two acquisitions and the write-off of deferred costs associated with our prior credit agreement that was terminated, as well as due to an increase in average interest rates from approximately 4.25% to 7.25%, representing approximately $100,000 of the increase.

We had an income tax expense of $5.5 million for fiscal 2006 compared to $1.3 million in the prior year. Our effective tax rate was 43.8% for fiscal 2006 compared to 64.5% in the prior year. The higher effective tax rate in fiscal 2005 reflected the charge of $882,000 associated with the sale of our joint venture interest in a factory in China for which we did not record a tax benefit.

Year ended January 31, 2005 (‘‘fiscal 2005’’) compared to year ended January 31, 2004 (‘‘fiscal 2004’’)

Net sales for fiscal 2005 were $214.3 million compared to $225.1 million for fiscal 2004. Net sales of licensed apparel decreased $35.4 million to $136.3 million from $171.7 million in fiscal 2004, primarily as a result of decreased sales of our fashion sports apparel ($27.2 million), as well as a change in purchases in fiscal 2005 by our largest customer from licensed products to our own proprietary brands (a decrease of $18.4 million). These decreases were partially offset by increased sales of other licensed apparel, primarily Cole Haan and Sean John (aggregate increase of $11.1 million). Net sales of non-licensed apparel increased $24.7 million to $80.0 million from $53.4 million in fiscal 2004. This increase was primarily the result of our largest customer buying outerwear under our own women’s and men’s labels rather than under licensed labels as was done last year (an increase of $16.2 million), as well as increased sales of our Black Rivet brand (an increase of $4.6 million), which was launched in fiscal 2004.

Gross profit was $52.7 million, or 24.6% of net sales, for fiscal 2005 compared to $62.8 million, or 27.9% of net sales, for fiscal 2004. Gross profit of licensed apparel was $35.1 million (25.8% of net sales) compared to $48.8 million (28.4% of net sales) for fiscal 2004. The decrease in gross profit, both in amount and percentage, in the licensed apparel segment for fiscal 2005 was primarily the result of the decline in sales in our higher margin fashion sports apparel business. The gross profit percentage in the prior year was favorably impacted by a $1.2 million decrease in our receivable reserves in the second quarter of fiscal 2004 which predominantly impacted our licensed apparel segment. These reserves were established in the fourth quarter of fiscal 2003, but were no longer deemed necessary as actual discounts and allowances were less than anticipated.

Gross profit from non-licensed apparel was $17.6 million (22.6% of net sales) for fiscal 2005 compared to $14.0 million (26.3% of net sales) for fiscal 2004. The decrease in gross profit percentage in our non-licensed apparel segment resulted primarily from lower commission-based sales. Commission fee income, which is primarily generated in the non-licensed apparel segment, decreased to $2.2 million during fiscal 2005 from $4.3 million in fiscal 2004. There is no cost of goods sold component associated with these commission transactions.

Selling, general and administrative expenses for fiscal 2005 were $48.8 million compared to $48.0 million for fiscal 2004. This increase resulted primarily from increases in advertising and promotion ($1.4 million), design and product development ($710,000) and personnel costs ($320,000), which include health insurance benefits, offset by a decrease in sales commission expense ($1.7 million). Advertising and promotion expenses increased due to increases in our co-operative advertising, national advertising commitments and purchased advertising. Design and product development expenses increased primarily due to more extensive sample development in our sports and Black Rivet lines and due to the newly launched Cece Cord division. The increase in personnel costs was attributable to additional personnel hired in fiscal 2004 as well as increases in the cost of our health benefits partially offset by decreased bonus expense compared to fiscal 2004. The decrease in sales commissions resulted from lower sales of fashion sports apparel, which are made primarily by an outside sales force.

In fiscal 2005, we recorded a non-cash charge to operations in the amount of $882,000 associated with the sale of our joint venture interest in a factory located in China. We have taken no tax benefit for this charge.

Interest expense and financing charges were $1.1 million in fiscal 2005 compared to $1.2 million in fiscal 2004. We had lower borrowings in fiscal 2005 that were offset by higher interest rates.

We had an income tax expense of $1.3 million for fiscal 2005 compared to an income tax expense of $5.2 million for fiscal 2004. Our effective tax rate was 64.5% in fiscal 2005 compared to 38.5% in fiscal 2004. The higher effective tax rate in fiscal 2005 reflected the charge of $882,000 for which we did not record a tax benefit.

Quarterly Results, Seasonality and Effect of Acquisitions

We experience significant seasonal fluctuations in our net sales and our net income. Retail sales of outerwear have traditionally been seasonal in nature. While we are diversifying our product mix in an attempt to reduce the seasonal nature of our business, we have been dependent on sales from July through November each year for the substantial majority of our net sales and net income. As a result, we typically have generated net income only during our third fiscal quarter ending October 31 and report a net loss during our other three fiscal quarters.

We completed two acquisitions during fiscal 2006. These acquisitions closed in July 2005. Our results for fiscal 2006 exclude the seasonal losses that were incurred by the acquired companies in the first half of fiscal 2006. Results for fiscal 2007 will include the full year of operations of the acquired companies, as well as a full year of interest expense and depreciation and amortization expense relating to the acquisitions. As a result, we expect that our seasonal losses in the first two quarters of fiscal 2007 will be higher than in fiscal 2006.

The following table includes our unaudited quarterly results of operations data for each of the eight quarters during the two-year period ended January 31, 2006. We derived the data from our unaudited quarterly consolidated financial statements. We believe that we have prepared this information on the same basis as our audited consolidated financial statements and have included all necessary adjustments, consisting only of normal recurring adjustments, to present fairly the selected quarterly information when read in conjunction with our audited annual consolidated financial statements and the notes to those statements incorporated by reference in this prospectus. The operating results for any particular quarter are not necessarily indicative of the operating results for any future period.

	Quarter Ended (unaudited)
	April 30, 2004	July 31, 2004	October 31, 2004	January 31, 2005	April 30, 2005	July 31, 2005	October 31, 2005	January 31, 2006
	(in thousands)
Net sales	$16,498	$43,975	$115,406	$38,399	$13,767	$54,553	$186,621	$69,131
Gross profit	1,739	10,621	34,048	6,336	915	12,749	55,118	16,064
Operating income (loss)	(8,395)	(2,051)	17,913	(4,401)	(8,188)	149	27,781	(2,784)
Net income (loss)	(4,827)	(1,660)	9,897	(2,707)	(4,669)	(301)	14,813	(2,751)

Liquidity and Capital Resources

Our primary cash requirements are to fund our seasonal build up in inventories and accounts receivable, primarily during the second and third fiscal quarters each year. Due to the seasonality or our business, we generally reach our maximum borrowing under our asset-based credit facility during our third fiscal quarter. The primary sources to meet our cash requirements are borrowings under this credit facility and cash generated from operations. During fiscal 2006, we also used $20.5 million of cash to fund the purchase of Marvin Richards and specified assets from Winlit. We are required to make principal payments of at least $6.6 million during fiscal 2007 under our new term loan. In addition, we expect to use additional cash during the next three years to pay additional purchase price in connection with our two acquisitions based on the operating results of these two divisions in fiscal 2007, 2008 and 2009.

Financing Agreement

On July 11, 2005, we entered into a financing agreement with The CIT Group/Commercial Services, Inc., as Agent, for a consortium of banks. The financing agreement is a three-year, senior secured credit facility providing for borrowings in the aggregate principal amount of up to $195.0 million. The facility consists of a revolving line of credit and a term loan. This financing agreement replaced our prior financing agreement that was a revolving line of credit that provided a maximum line of credit in amounts that ranged from $35 million to $110 million at specific times during the year.

The revolving line of credit provides for a maximum line ranging from $45 million to $165 million at specific times during the year, provided that there are no borrowings outstanding for at least 45 days during the period from December 1 through April 30 each year. We satisfied this requirement for the most recent period. Amounts available under the line are subject to borrowing base formulas and overadvances as specified in the financing agreement. Borrowings under the line of credit bear interest at our option at the prime rate or LIBOR plus 2.25%.

The amount borrowed under the line of credit varies based on our seasonal requirements. The maximum amount outstanding, including open letters of credit, under our line of credit was approximately $74.7 million in fiscal 2004, $64.9 million in fiscal 2005 and $129.6 million in fiscal 2006. As of January 31, 2005 and 2006, there were no direct borrowings and no banker’s acceptances outstanding. Our contingent liability under open letters of credit was approximately $2.9 million at January 31, 2006 compared to approximately $1.8 million as of January 31, 2005.

The term loan in the original principal amount of $30 million is payable over three years with 11 quarterly installments of principal in the amount of $1,650,000. The first quarterly installment was paid on December 31, 2005. The balance of $11,850,000 remaining after the quarterly payments are made is due on maturity of the loan. Mandatory prepayments are required under the term loan commencing with the fiscal year ending January 31, 2007 in the amount of 50% of excess cash flow, as defined. The term loan bears interest, at our option, at prime plus 1% (8.75% at April 1, 2006) or LIBOR plus 3.25% (7.85% at April 1, 2006).

The financing agreement requires us, among other things, to maintain tangible net worth at specified levels, achieve specified earnings before interest, taxes, depreciation and amortization and maintain minimum fixed charge coverage ratios as defined. It also limits payments for cash dividends and stock redemption to $1.5 million plus an additional amount for stock redemptions based on the proceeds of sales of equity securities. The financing agreement is secured by all of our assets.

Loan to Subsidiary

PT Balihides, our Indonesian subsidiary, had a separate credit facility with an Indonesian bank. In December 2002, we closed the manufacturing facility operated by this subsidiary. The notes payable under this facility represent borrowings as of January 31, 2006 of approximately $770,000. The loan is collateralized by the property, plant and equipment of this subsidiary. No other G-III entity has guaranteed this loan. We continue to be in discussions with the bank regarding settlement of this debt.

Cash from Operating Activities

At January 31, 2006, we had cash and cash equivalents of $7.0 million. We generated $3.6 million of cash from operating activities in fiscal 2006. Cash was generated primarily from our net income of $7.1 million, non-cash charges for depreciation and amortization ($3.1 million) and for shares of common stock issued as compensation ($1.7 million) and a net decrease in inventory of $12.0 million. The decrease in inventory resulted from the sale of $18.3 million of inventory that we acquired from

Marvin Richards and Winlit that was not on our balance sheet at the beginning of the year, offset, in part, by an increase of $6.3 million in our year-end inventory. We realized cash from acquired accounts receivable of $5.5 million during the year. The cash generated from these items was offset primarily by an increase in accounts receivable of $21.0 million and an increase in prepaid expenses of $4.3 million. The increase in accounts receivable was primarily attributable to the increase in net sales in the fourth quarter fiscal 2006 sales compared to the prior year. The increase in prepaid expenses was primarily a result of contractual advance payments made to licensors in accordance with some of our license agreements.

At January 31, 2005, we had cash and cash equivalents of $16.6 million. We generated $390,000 of cash from operating activities in fiscal 2005, resulting primarily from a decrease in inventory of $4.3 million and non-cash charges for depreciation and amortization expense of $1.3 million and the write-down of $882,000 in our joint venture interest, offset in part by an increase in accounts receivable of $5.5 million. The decrease in inventory in fiscal 2005 resulted primarily from reduced fashion sports apparel inventory. Accounts receivable increased primarily due to increased sales in the fourth quarter of fiscal 2005 as compared to fiscal 2004.

In fiscal 2004, we had $12.9 million of cash provided from our operating activities resulting primarily from net income of $8.4 million, a decrease of $2.6 million in inventories, and $1.3 million in non-cash depreciation and amortization expense. The decrease in inventory was attributable to reduced inventory of leather skins associated with lower production of leather apparel.

Cash from Investing Activities

We used $21.8 million of cash for investing activities in fiscal 2006, primarily in connection with the acquisitions of Marvin Richards ($19.9 million) and Winlit ($596,000). We used the balance of $1.3 million in investing activities for capital expenditures, primarily to renovate existing and additional warehouse space that we leased. In fiscal 2005, capital expenditures, which were primarily for leasehold improvements for office and showroom space and computer equipment, amounted to $1.1 million, partially offset by the proceeds of $200,000 from the sale of our joint venture interest, resulting in a net use of $865,000 of cash for investing activities. In fiscal 2004, we used $693,000 of cash in investing activities to pay for capital expenditures.

Cash from Financing Activities

Cash from financing activities provided $8.8 million in fiscal 2006 primarily as a result of $30.0 million of borrowing under the term loan that is part of our new financing agreement, offset in part by the repayment of $12.5 million under our terminated credit facility and repayment of $8.1 million under our new credit facility. We used the proceeds of the term loan primarily to pay the cash portion of the purchase price for the acquisitions of Marvin Richards and Winlit and expenses incurred in connection with the acquisitions and the new financing agreement. As of January 31, 2006, there was $28.4 million outstanding under the term loan. Cash flows generated by financing activities in fiscal 2005 were primarily from financing obtained under a capital lease arrangement ($600,000) and the exercise of stock options ($523,000). We had $493,000 of cash provided by financing activities in fiscal 2004 primarily due to $609,000 received in connection with the exercise of stock options, partially offset by $116,000 in payments of capital lease obligations.

Financing Needs

We believe that our cash on hand and cash generated from operations, together with funds available from our line of credit and the net proceeds of this offering, are sufficient to meet our expected operating and capital expenditure requirements for at least the next 12 months. We may seek to acquire other businesses in order to expand our product offerings. We may need additional financing in order to complete one or more acquisitions. We cannot be certain that we will be able to obtain additional financing, if required, on acceptable terms or at all.

New Accounting Pronouncements

In December 2004, the Financial Accounting Standards Board (FASB) issued SFAS No. 123 (Revised 2004), ‘‘Share-based Payment’’ that will require us to expense costs related to share-based payment transactions with employees. With limited exceptions, SFAS No. 123(R) requires that the fair value of share-based payments to employees be expensed over the period service is received. SFAS No. 123(R) became effective for us on February 1, 2006.

We believe the pro forma disclosures in Note A to our consolidated financial statements under the caption ‘‘Stock Based Compensation’’ provide an appropriate short-term indicator of the level of expense that will be recognized in accordance with SFAS No. 123(R). We estimate that we will recognize approximately $290,000 of stock-based compensation expense in fiscal 2007 with respect to stock options that were outstanding as of January 31, 2006.

In June 2005, the FASB issued SFAS No. 154, ‘‘Accounting Changes and Error Corrections,’’ which changes the requirements for accounting for and reporting of a change in accounting principles. SFAS No. 154 requires retrospective application to financial statements for prior periods of a voluntary change in accounting principle unless it is impracticable. SFAS No. 154 also requires that a change in method of depreciation, amortization, or depletion for long-lived, nonfinancial assets be accounted for as a change in accounting estimate that is affected by a change in accounting principle. SFAS No. 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005, but does not change the transition provisions of any existing accounting pronouncements, including those that are in a transition phase as of the effective date of SFAS No. 154. Management does not expect the adoption of SFAS No. 154 will have a material effect on our results of operations or our financial position.

Off-Balance Sheet Arrangements

We do not have any ‘‘off-balance sheet arrangements’’ as such term is defined in Item 303 of Regulation S-K of the SEC rules.

Tabular Disclosure of Contractual Obligations

As of January 31, 2006, our contractual obligations were as follows (in thousands):

	Payments Due By Period
Contractual Obligations	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
Long-term debt obligations (1)	$29,420	$7,370	$22,050
Capital lease obligations	511	208	303
Operating lease obligations	21,663	4,535	7,736	$7,207	$2,185
Minimum royalty payments (2)	88,053	24,049	43,273	20,731
Purchase obligations (3)	2,849	2,849
Total	$142,496	$39,011	$73,362	$27,938	$2,185

(1)	Includes term loan due in quarterly installments of $1.65 million with $11.85 million due on July 11, 2008, the maturity date of our financing agreement, and notes payable in the amount of $770,000 by PT Balihides, our inactive Indonesian subsidiary, under a previously existing line of credit. No other G-III entity has guaranteed the PT Balihides note.

(2)	Includes obligations to pay minimum scheduled royalty, advertising and other required payments under various license agreements.

(3)	Includes outstanding trade letters of credit, which represent inventory purchase commitments that typically mature in less than six months.

BUSINESS

Overview

G-III designs, manufactures and markets an extensive range of outerwear and sportswear, including coats, jackets and pants, as well as women’s suits and dresses. We sell our products under licensed brands, our own proprietary brands and private retail labels. We deliver high quality apparel to the retail consumer through recognized brands. We distribute our products through a diverse mix and a large number of retailers at a variety of price points.

Licensed brands have been an important part of our strategy for over 10 years. We currently have licenses to produce branded fashion apparel, including, among others, under the Calvin Klein, Sean John, Kenneth Cole, Cole Haan, Guess?, Jones New York, Nine West, Ellen Tracy, IZOD, Tommy Hilfiger and Pacific Trail labels. We also have licenses to produce branded sports apparel containing trademarks of the National Football League, National Basketball Association, Major League Baseball, National Hockey League, Louisville Slugger, World Poker Tour and over 100 U.S. colleges and universities. We sell our licensed products to retailers such as Macy’s, Nordstrom and Saks.

We work with leading retailers, such as Federated, Wal-Mart, JC Penney and Kohl’s, in developing product lines to be sold under their own proprietary private labels. In March 2006, we announced that we had expanded our relationship with Wal-Mart to design and produce a new young men’s and boy’s branded urban sportswear line, under its Exsto label. Initially, this line will consist of sportswear, outerwear and hats and is expected to be available in approximately 300 Wal-Mart stores for the upcoming fall season. We also produce apparel under our own proprietary brands, including Marvin Richards, G-III, Black Rivet, Siena Studio, Colebrook, G-III by Carl Banks, Winlit, NY 10018 and La Nouvelle Renaissance.

In July 2005, we acquired the business of Marvin Richards and the operating assets of Winlit Group, Ltd. As a result of the Marvin Richards acquisition, we added licenses for men’s and women’s outerwear under the Calvin Klein brand name, as well as Marvin Richards’ own proprietary labels. As a result of acquiring Winlit’s assets, we added licenses for men’s and women’s outerwear under the Guess? brand, leather outerwear under the Tommy Hilfiger brand, as well as licenses for Ellen Tracy and Pacific Trail outerwear. We also acquired Winlit’s own proprietary labels. We added significant management, merchandising, manufacturing and design expertise as a result of these acquisitions.

As an immediate benefit of our acquisition of Marvin Richards, we expanded our relationship with Calvin Klein by entering into license agreements in September 2005 to manufacture and distribute women’s better suits, and in April 2006 to manufacture and distribute women’s dresses, under the Calvin Klein label.

Competitive Strengths

Our broad portfolio of high-profile brands combined with our extensive distribution relationships positions us for growth. We intend to capitalize on the following competitive strengths in order to achieve our goal of creating an all-season diversified apparel company:

Broad portfolio of recognized brands.    Over the past 10 years, we have built a broad and deep portfolio of over 25 licensed and proprietary brands. We believe we are a licensee of choice for well-known brands that have built a loyal following of both fashion-conscious consumers and retailers who desire high quality, well designed apparel. We have selectively added the licensing rights to premier brands in women’s, men’s and sports categories catering to a wide range of customers. In an environment of rapidly changing consumer fashion trends, we benefit from a balanced mix of well-established and newer brands. In addition to our licensed brands, we own several successful proprietary brands. Our experience in developing our licensed brands and our own proprietary labels, as well as our reputation for producing high quality, well-designed apparel, has led major department stores and retailers, including Federated, Wal-Mart, JC Penney and Kohl’s, to select us as a designer and manufacturer for their private label programs.

We currently market apparel under the following licensed and proprietary brand names:

Women’s	Men’s	Sports
Licensed Brands
Calvin Klein	Calvin Klein	National Football League
ck Calvin Klein	ck Calvin Klein	Major League Baseball
Kenneth Cole NY	Kenneth Cole NY	National Basketball Association
Reaction Kenneth Cole	Reaction Kenneth Cole	National Hockey League
Sean John	Sean John	NCAA
Cole Haan	Cole Haan	Louisville Slugger
Guess	Guess	World Poker Tour
Guess?	Guess?
Jones New York	IZOD
Jones NY Collection	Tommy Hilfiger
Nine West	Pacific Trail
Ellen Tracy
Company Ellen Tracy
IZOD
Proprietary Brands
G-III	G-III	G-III Sports by Carl Banks
Black River	Black Rivet
Marvin Richards	Colebrook
Winlit	Winlit
Colebrook
NY 10018
La Nouvelle Renaissance
LNR
Siena Studio

Diversified distribution base.    We market our products at multiple price points and across multiple channels of distribution, allowing us to provide products to a broad range of consumers, while reducing our reliance on any one demographic segment, merchandise preference or distribution channel. Our products are sold to approximately 2,500 customers, including leading department and specialty stores such as Macy’s, Nordstrom and Saks, mid-tier and mass merchants such as Wal-Mart, JC Penney, Target and Kohl’s, and membership clubs such as Costco and Sam’s Club. As a result of our broad distribution platform, we are a licensee and supplier of choice and can more easily adapt to changes in the retail environment. In addition, we believe our strong relationships with retailers have been established through many years of personal customer service and adherence to meeting or exceeding retailer expectations.

Superior design, sourcing and quality control.    Our in-house design and merchandising team of over 100 professionals designs substantially all of our licensed, proprietary and private label products. Our designers work closely with our licensors and private label customers to create designs and styles that represent the look they want. We believe that our creative design team and our sourcing expertise give us an advantage in product development. We have a network of worldwide suppliers that allows us to negotiate competitive terms without relying on any single vendor. In addition, a 25-person quality control team and a 30-person sourcing group in strategically located offices in Hong Kong, Qingdao and Hangzhou, China help ensure high quality products. We believe we have developed a significant customer following and positive reputation in the industry as a result of our design capabilities, sourcing expertise, on-time delivery and high standards of quality control.

Leadership position in the outerwear wholesale business.    As one of the largest outerwear wholesalers, we are widely recognized within the apparel industry for our quality, well-designed products. Our knowledge of the outerwear business and our industry-wide reputation provide us with an advantage when we are competing for outerwear licenses and private label business. We are known for our leather manufacturing expertise, a skill that has given us another competitive advantage in the outerwear market. Our expertise and reputation in designing, manufacturing and marketing outerwear have enabled us to build strong customer relationships and to expand into women’s suits, dresses and other product categories.

Experienced management team.    Our executive management team has extensive experience in the apparel industry. Morris Goldfarb, our Chief Executive Officer and son of our founder, has been with us for almost 35 years, Jeanette Nostra, our President, has been with us for 25 years, and Wayne S. Miller, our Chief Operating Officer, has been with us for eight years. In 2005, we added significant management, merchandising, manufacturing and design expertise as a result of our acquisition of the Marvin Richards and Winlit businesses. The principals of those businesses, Sammy Aaron and David Winn, each have more than 25 years’ experience in the apparel industry. The experience, expertise and depth of our management team have enabled us to implement new initiatives in new product categories with existing licensees, such as Calvin Klein and Sean John, and private label customers, such as Wal-Mart.

Growth Strategy

Our goal is to build an all-season diversified apparel company with a broad portfolio of brands that we offer in multiple channels of retail distribution through the following growth strategies:

Execute new initiatives.    We are working to create opportunities to produce products for all seasons as we attempt to reduce our dependency on our third fiscal quarter for the majority of our net sales and substantially all of our net income. During the past year we have initiated the following product diversification efforts, each of which we believe has significant revenue potential:

•	We expanded our relationship with Calvin Klein, one of the most recognized fashion brands in the United States, in August 2005 to include a license for women’s suits. We began to ship this line to department and specialty stores in January 2006.

•	In March 2006, we announced that we would be designing and producing for Wal-Mart a new, urban young men’s and boy’s branded sportswear line, under its Exsto label. This line is expected to be available in approximately 300 Wal-Mart stores for the fall 2006 season.

•	We further expanded our relationship with Calvin Klein in April 2006 to include a license for women’s dresses. We expect to begin shipping this line to department and specialty stores for holiday 2006.

•	We expanded our relationship with Sean John to include a license for women’s sportswear. We expect to launch this line in department stores and urban specialty stores in 2007.

Continue to grow our outerwear business.    We have been a leader in the outerwear business for many years and believe there is significant growth potential for us in this category. Specifically, our Calvin Klein men’s and women’s outerwear businesses is expected to benefit from Calvin Klein’s strong brand awareness and loyalty among consumers. In May 2006, we added a license for Sean John women’s outerwear to our existing license for their men’s outerwear. We also intend to expand our private label outerwear business with additional programs, such as for the Candies’ brand distributed by Kohl’s. Additionally, we have added wovens and woolens to our outerwear product line over the past few years to provide incremental revenue opportunities within our current brand portfolio.

Extend our new product categories to additional brands.    We have been able to leverage our expertise and experience in the outerwear business to expand our licenses to new product categories such as women’s suits, dresses and sportswear. We will attempt to expand our distribution of products in these categories under other licensed brands, private label brands and our own brands. Specifically, we expect to seek additional licenses to produce dresses and private label programs to produce women’s suits.

Seek attractive acquisitions.    We plan to continue to pursue acquisitions of complementary product lines and businesses. In July 2005, we acquired two businesses, Marvin Richards and Winlit, both of which added name-brand licenses, including Calvin Klein, Guess?, Tommy Hilfiger and Ellen Tracy, to our expanding brand portfolio. In addition, each of these companies has recognized proprietary labels and significant private label programs. These acquisitions have increased our portfolio of licensed brands, added additional retail customers and allowed us to realize economies of scale. We believe that our existing infrastructure and management depth will enable us to complete additional acquisitions in the apparel industry.

Products - Development and Design

G-III designs, manufactures and markets women’s and men’s apparel at a wide range of retail sales prices. Our product offerings primarily include outerwear, sportswear and women’s suits. We expect to offer women’s dresses beginning with the holiday 2006 season. We sell products under licensed brands, our own brands and private retail labels.

G-III’s licensed apparel consists of both men’s and women’s products. Our strategy is to seek licenses that will enable us to offer a range of products targeting different price points and different tiers of distribution. Our women’s licensed apparel includes products that sell at retail prices generally ranging from $100 for sportswear items to $3,500 for outerwear. Our men’s licensed apparel consists of garments that generally sell at retail prices ranging from $50 for sportswear items to $2,000 for outerwear.

G-III’s proprietary branded apparel also consists of both men’s and women’s products. The Black Rivet, Colebrook, Marvin Richards, Winlit and NY 10018 lines of women’s apparel consist of moderately priced women’s outerwear and sportswear that typically sell at retail prices from $40 for sportswear items to $250 for outerwear. Products in our men’s outerwear lines, primarily consisting of leather outerwear, sold under the G-III, Colebrook and Winlit labels, typically have retail prices between $40 and $400. Siena Studio, LNR and La Nouvelle Renaissance, our bridge-priced lines of women’s leather and textile apparel, primarily consist of jackets, skirts and related sportswear separates with retail prices from $100 for skirts to $700 for outerwear.

We also work with retail chains, such as Federated, Wal-Mart, Sam’s Club, JC Penney and Kohl’s, in developing product lines sold under their own proprietary private labels. We meet frequently with department and specialty chain store buyers who custom order products by color, fabric and style. These buyers may provide samples to us or may select styles already available in our showrooms. We believe we have established a reputation among these buyers for our ability to produce high quality product on a reliable, expeditious and cost-effective basis.

Our in-house designers are responsible for the design and look of our licensed and non-licensed products. We work closely with our licensors to create designs and styles for each of our licensed brands. Licensors generally must approve products to be sold under their brand names prior to production. We respond to style changes in the apparel industry by maintaining a continuous program of style, color, leather and fabric selection. In designing new products and styles, we attempt to incorporate current trends and consumer preferences. We seek to design products in response to trends in consumer preferences, rather than attempt to create new market trends and styles.

Our design personnel meet regularly with our sales and merchandising department, as well as with the design and merchandising staffs of our licensors, to review market trends, sales results and the popularity of our latest products. In addition, our representatives regularly attend trade and fashion shows and shop at fashion forward stores in the United States, Europe and the Far East. Our designers present sample items along with their evaluation of the styles expected to be in demand in the United States. We also seek input from selected customers with respect to product design. We believe that our sensitivity to the needs of retailers, coupled with the flexibility of our production capabilities and our continual monitoring of the retail market, enables us to modify designs and order specifications in a timely fashion.

Licensing

The following table sets forth for each of our principal licenses the date on which the current term ends and the date on which any potential renewal term ends:

License	Date Current Term Ends	Date Potential Renewal Term Ends
Fashion Licenses
Calvin Klein (Men’s outerwear)	December 31, 2010	December 31, 2015
Calvin Klein (Women’s outerwear)	December 31, 2008	December 31, 2013
Calvin Klein (Women’s dresses)	December 31, 2011	December 31, 2016
Calvin Klein (Women’s suits)	December 31, 2011	None
Cole Haan	January 31, 2007	None
Ellen Tracy/Company Ellen Tracy	December 31, 2007	December 31, 2010
Guess/Guess?	December 31, 2009	None
IZOD	December 31, 2007	December 31, 2012
Jones New York/Jones NY Collection	January 31, 2009	None
Kenneth Cole NY/Reaction Kenneth Cole	December 31, 2008	December 31, 2012
Nine West	January 31, 2008	None
Sean John (Men’s Outerwear)	January 31, 2007	January 31, 2010
Sean John (Women’s Outerwear and Sportswear)	December 31, 2009	December 31, 2022
Tommy Hilfiger	March 31, 2009	None
Sports Licenses
Collegiate Licensing Company	March 31, 2007	None
Major League Baseball	December 31, 2007	None
National Basketball Association	September 30, 2006	None
National Football League	March 31, 2007	None

Under our licensing agreements, we are generally required to achieve minimum net sales of licensed products, pay guaranteed minimum royalties, make specified royalty and advertising payments (usually based on a percentage of net sales of licensed products), and receive prior approval of the licensor as to all design and other elements of a garment prior to production. If we do not satisfy any of these requirements or otherwise fail to meet our obligations under a license agreement, a licensor usually will have the right to terminate our license.

Our ability to renew the current term of a license agreement is usually subject to attaining minimum sales and/or royalty levels and to our compliance with all of the terms of the agreement. Other criteria may also impact our ability to renew a license. As a result, we cannot be sure that we will be able to renew a license agreement when it expires if we desire to do so.

We believe that brand owners are looking to consolidate the number of licensees they engage to develop product and to choose licensees who have a successful track record of developing brands. We continue to seek other opportunities to enter into license agreements in order to expand our product offerings under nationally recognized labels and broaden the markets that we serve.

Revenues from the sale of licensed products accounted for 60.8% of our net sales during fiscal 2006 compared to 63.6% of our net sales in fiscal 2005 and 76.3% of our net sales in fiscal 2004. In fiscal 2006, sales of licensed product as a percentage of total net sales decreased primarily because a majority of the revenue from our Marvin Richards division, which we acquired in fiscal 2006, was generated by their own proprietary brands. The significant decrease in fiscal 2005 compared to fiscal 2004 in the percentage of our net sales accounted for by licensed products was the result of our largest customer shifting from orders for licensed product to orders for our proprietary branded product.

Manufacturing and Sourcing

G-III arranges for the production of products from independent manufacturers located primarily in China and, to a lesser extent, in South Korea, the Ukraine, Eastern Europe, the Dominican Republic, Macau, Sri Lanka and Vietnam. A small portion of our garments is manufactured in the United States.

In January 2005, we sold our joint venture interest in a factory in Northern China to our joint venture partner. We manufactured approximately 3.2% of our products at this factory in fiscal 2006. We may continue to source comparable unit levels of production through this factory although the percentage of our products from this factory will decrease as a result of our acquisitions in July 2005. As of January 31, 2006, we continued to employ 15 people at this factory to perform quality control and supervisory functions.

In fiscal 2006, we completed the transition from a branch office in Korea to two representative offices in Qingdao and Hangzhou, China. As a result, we closed our branch office in Korea that had acted as a liaison between us and manufacturers in the Far East. Because a majority of our production is being sourced in China, we believe it is more efficient to provide the liaison functions in closer proximity to where the manufacturing occurs. Our China offices will perform all the functions that had previously been performed in Korea. At January 31, 2006, we had 42 employees in our Qingdao office and 16 employees in our Hangzhou office.

G-III’s headquarters provides these liaison offices with production orders stating the quantity, quality, delivery time and types of garments to be produced. Liaison office personnel negotiate and place orders with one or more manufacturers. In allocating production among independent suppliers, we consider a number of criteria, including, but not limited to, quality, availability of production capacity, pricing and ability to meet changing production requirements.

To facilitate better service for our customers and accommodate the volume of manufacturing in the Far East, we also have an office in Hong Kong. The Hong Kong office also supports third party production of products on a commission-fee basis that we arrange as agent directly for some of our customers. We utilize our China and Hong Kong office employees to monitor production at each manufacturer’s facility to ensure quality control, compliance with our specifications and timely delivery of finished garments to our distribution facilities and customers. At January 31, 2006, the Hong Kong office employed four persons.

In connection with the foreign manufacture of our apparel, manufacturers purchase leather, wool and other fabrics under our direction. In addition, they purchase necessary ‘‘submaterials’’ (such as linings, zippers, buttons and trimmings) according to parameters specified by us. Prior to commencing the manufacture of garments, samples of raw materials or submaterials are sent to us for approval. We regularly inspect and supervise the manufacture of our products in order to ensure timely delivery, maintain quality control and monitor compliance with our manufacturing specifications. We also inspect finished apparel at the factory site.

The manufacture of the substantial majority of our apparel is performed manually. A pattern is used in cutting fabric to panels that are assembled in the factory. All submaterials are also added at this time. We inspect products throughout this process to insure that the design and quality specifications of the order are being maintained as the garment is assembled. After pressing, cleaning and final inspection, the garment is labeled and ready for shipment. A final random inspection by us occurs when the garments are packed for shipment.

We generally arrange for the production of apparel on a purchase order basis with completed garments manufactured to our design specifications. We assume the risk of loss predominantly on a Freight-On-Board (F.O.B.) basis when goods are delivered to a shipper and are insured against casualty losses arising during shipping.

As is customary in the apparel industry, we have not entered into any long-term contractual arrangements with any contractor or manufacturer. We believe that the production capacity of foreign manufacturers with which we have developed, or are developing, a relationship is adequate to meet our apparel production requirements for the foreseeable future. We believe that alternative foreign apparel manufacturers are readily available.

A majority of all finished goods manufactured for us is shipped to our New Jersey warehouse and distribution facilities or to designated third party facilities for final inspection and allocation, as well as reshipment to customers. The goods are delivered to our customers and us by independent shippers, choosing the form of shipment (principally ship, truck or air) based upon a customer’s needs, cost and time considerations.

Quotas and Customs

Until January 1, 2005, our textile apparel was subject to quota restrictions. Quotas represent the right to export amounts of certain categories of merchandise into a country. On January 1, 2005, pursuant to the Agreement on Textiles and Clothing, quotas on textile and apparel products were eliminated for World Trade Organization, or WTO, members, including the United States. China’s accession agreement for membership in the WTO provides that WTO member countries, including the United States, may re-impose safeguard quotas on specific products if it is determined that imports from China have surged and are threatening to create a market disruption for these categories of products. In May 2005, the United States imposed unilateral safeguard quotas on several product categories, limiting growth in imports of these categories to 7.5% a year. The safeguard quotas in several categories have been extended by the United States government and will likely continue through 2008. These limitations apply to a limited number of products imported by us from China. We do not, however, expect these limitations to have a negative impact on our ability to manufacture and import women’s suits, dresses and sportswear.

Our arrangements with textile manufacturers and suppliers are subject to requisite customs clearances for textile apparel and the imposition of export duties. United States Customs duties on our textile apparel presently range from duty free to 28%, depending upon the type of fabric used and how the garment is constructed. Countries in which our products are manufactured and sold may, from time to time, impose new duties, tariffs, surcharges or other import controls or restrictions or adjust prevailing duty or tariff levels. We continually monitor duty, tariff and other import restriction developments. We seek to minimize our potential exposure to import related risks through, among other measures, geographical diversification of manufacturing sources and shifts of production among countries and manufacturers.

Raw Materials

We purchase most products manufactured for us on a finished goods basis. We coordinate the sourcing of raw materials used in the production of our apparel, such as leather, wool and cotton, which are available from numerous sources. The leather apparel industry competes with manufacturers of other leather products for the supply of leather. Leather skins are a byproduct. Accordingly, raw material costs for leather products are impacted by changes in meat consumption worldwide, as well as by the popularity of leather products.

Marketing and Distribution

G-III’s products are sold primarily to department, specialty and mass merchant retail stores in the United States. We sell to approximately 2,500 customers, ranging from national and regional chains to small specialty stores.

Sales to Federated Department Stores accounted for an aggregate of 19.0% of our net sales in fiscal 2006. Federated completed the acquisition of May Department Store Company in August 2005. Sales to Federated in fiscal 2006 include sales to the Macy’s, Lord & Taylor and Marshall Fields retail chains that are now part of the combined Federated and May. Sales to department store divisions of Federated and May accounted for an aggregate of 11.3% of our net sales in each of fiscal 2005 and fiscal 2004. The increase in the percentage of our net sales to Federated in fiscal 2006 was the result of our two acquisitions in July 2005.

Sales to the Sam’s Club and Wal-Mart divisions of Wal-Mart Stores, Inc. accounted for an aggregate of 15.3% of our net sales in fiscal 2004, 15.0% of our net sales in fiscal 2005 and 13.2% of our net sales in fiscal 2006.

The loss of either Federated or Wal-Mart, or a significant reduction in purchases by either customer, could have a material adverse effect on our results of operations. Sales to our 10 largest customers accounted for 60.7% of our net sales in fiscal 2006 compared to 52.6% of our net sales in fiscal 2005.

Almost all of our sales are made in the United States. We also market our products in Canada, Europe and the Far East, which, on a combined basis, accounted for less than 1% of our net sales in fiscal 2006.

G-III’s products are sold primarily through a direct sales force that consisted of 49 employees as of January 31, 2006. Our principal executives are also actively involved in sales of our products. Some of our products are also sold by various retail buying offices and independent sales representatives located throughout the United States. Final authorization of all sales of product is solely through our New York showrooms, enabling our management to deal directly with, and be readily accessible to, major customers, as well as to more effectively control our selling operations.

Brand name products sold by us pursuant to a license agreement are promoted by institutional and product advertisements placed by the licensor. Our license agreements generally require us to pay the licensor a fee, based on a percentage of net sales of licensed product, to pay for a portion of these advertising costs. We may also be required to spend a specified percentage of net sales of a licensed product on advertising placed by us.

We primarily rely on our reputation and relationships to generate business in our non-licensed segment. We believe we have developed a significant customer following and positive reputation in the industry as a result of, among other things, standards of quality control, on-time delivery, competitive pricing and willingness and ability to assist customers in their merchandising of our products. In addition, we have, to a limited extent, advertised our own labels and engaged in cooperative advertising programs with retailers. We believe we have developed brand awareness of our own labels primarily through our reputation, consumer acceptance and the fashion press.

Seasonality

Retail sales of outerwear apparel have traditionally been seasonal in nature. Although we sell our apparel products throughout the year, net sales in the months of July through November accounted for approximately 82% of our net sales in fiscal 2006, 74% of our net sales in fiscal 2005 and 75% of our net sales in fiscal 2004. The percentage of our net sales increased during this period in fiscal 2006 because we made two acquisitions in July 2005. The July through November time frame is expected to continue to represent a disproportionate amount of our net sales and net income.

Order Book

A portion of our orders consists of short-term purchase orders from customers who place orders on an as-needed basis. Information relative to open purchase orders at any date may also be materially affected by, among other things, the timing of the initial showing of apparel to the trade, as well as by the timing of recording of orders and shipments. As a result, we do not believe that disclosure of the amount of our unfilled customer orders at any time is meaningful.

Competition

We have numerous competitors with respect to the sale of apparel, including distributors that import apparel from abroad and domestic retailers with established foreign manufacturing capabilities. Many of our competitors have greater financial and marketing resources and greater manufacturing capacity than we do. We also compete with vertically integrated apparel manufacturers that also own retail stores. The general availability of contract manufacturing capacity also allows ease of access by new market entrants. Sales of our products are affected by style, price, quality, brand reputation and general fashion trends.

Trademarks

Several trademarks owned by us have been granted federal trademark protection through registration with the U.S. Patent and Trademark Office, including G-III, G-III (& Design), J.L. Colebrook, JLC, Colebrook & Co., Ladies First by G-III/Carl Banks, American Classics By Colebrook, Black Rivet, Black Rivet & Design [lower diamond], Black Rivet & Design [upper diamond], Black Rivet & Design [circles and diamond], ColeB Co. (& Design), Siena Studio, Sports 58 (& Design) and Studio 512.    We have applications for several additional marks pending before the U.S. Patent and Trademark Office, including the trademarks we acquired from Marvin Richards.

We acquired trademarks previously owned by Winlit Group, Ltd., including WINLIT, WINLIT (Stylized), LNR, LNR (Stylized), La Nouvelle Renaissance and NY 10018 upon our acquisition of specified assets of Winlit. We also acquired the J. Percy Sport, Marvin Richards and J. Percy For Marvin Richards United Kingdom trademarks upon our acquisition of Marvin Richards.

We have been granted trademark registration for G-III in Canada, the European Union, France and Mexico, for J.L. Colebrook in Canada, France, Great Britain, Mexico and the European Union, and for J.L.C. (& Design) and JLC (& Design) in Canada. We also have applications for several additional marks in Canada, the European Union, Mexico and Russia.

Employees

As of January 31, 2006, we had 510 full-time employees, of whom 90 worked in executive, administrative or clerical capacities, 213 worked in design, merchandising and sourcing, 158 worked in warehouse facilities, and 49 worked in sales. We employ both union and non-union personnel and believe that our relations with our employees are good. We have not experienced any interruption of any of our operations due to a labor disagreement with our employees.

We are a party to an agreement with the Amalgamated Clothing and Textile Workers Union, covering approximately 100 of our full-time employees as of January 31, 2006. This agreement, which is currently in effect through October 31, 2006, automatically renews on an annual basis thereafter unless terminated by us or the union prior to September 1 of that year.

Properties

Our executive offices, sales showrooms and support staff are located at 512 Seventh Avenue, which is one of the leading apparel buildings in New York City. We lease an aggregate of approximately 42,500 square feet in this building through March 31, 2011 at a current aggregate annual rent of approximately $1.2 million. We also lease approximately 4,000 square feet at a current annual rent of $90,000 in an adjoining building at 500 Seventh Avenue for additional design staff.

We assumed leases for an additional 28,000 square feet of office and showroom space at 512 Seventh Avenue in connection with our acquisition of Marvin Richards. The current aggregate annual rent for this space is $500,000. One of these leases expires in January 2008 and the other expires in December 2013. We assumed a lease in New York City for approximately 20,000 square feet of office and showroom space at 463 Seventh Avenue in connection with the Winlit transaction. The current annual rent is approximately $440,000 and the lease expires in December 2011.

In February 2005, we extended the lease on our warehouse and distribution facility, located in Secaucus, New Jersey, through February 2011. As part of the new lease, we leased an additional 95,000 square feet of adjacent space that we have utilized since October 1, 2005, giving us total space at the facility of approximately 205,000 square feet. Annual rent for the entire premises is approximately $1.2 million. We obtained the additional space to reduce our reliance on third party warehouses and accommodate the additional volume we anticipate being generated from our newly signed licenses. In fiscal 2006, we spent approximately $800,000 to renovate the new and existing warehouse space. We assumed the lease of additional warehouse space in Edison, New Jersey in connection with our acquisition of Marvin Richards. The Edison facility contains approximately 89,000 square feet of space. Annual rent for the premises is approximately $426,000. The lease expires on January 31, 2007. We have the right to renew this lease for five years at market rents on notice given prior to July 31, 2006.

A majority of our finished goods is shipped to our New Jersey distribution facilities for final reshipment to customers. We also use third-party warehouses to accommodate our finished goods storage and reshipment needs.

We also lease office space at 345 West 37th Street in New York City for administrative personnel. This space is leased from a corporation owned by Morris Goldfarb and Aron Goldfarb. Aggregate payments under this lease in fiscal 2006 were $227,000. We lease three floors in the building as well as parking spaces and a billboard. Total leased space in this building is approximately 10,100 square feet.

Legal Proceedings

In the ordinary course of our business, we are subject to periodic lawsuits, investigations and claims. Although we cannot predict with certainty the ultimate resolution of lawsuits, investigations and claims asserted against us, we do not believe that any currently pending legal proceeding or proceedings to which we are a party will have a material adverse effect on our business, financial condition or results of operations.

MANAGEMENT

Executive Officers and Directors

The following table sets forth the names, ages and positions of each of our executive officers and directors.

Name	Age	Position
Morris Goldfarb	55	Chairman of the Board, Chief Executive Officer and Director
Sammy Aaron	46	Vice Chairman, President-Marvin Richards Division and Director
Jeanette Nostra	54	President
Wayne S. Miller	48	Chief Operating Officer and Secretary
Neal S. Nackman	46	Chief Financial Officer and Treasurer
Deborah Gaertner	51	Vice President – Women’s Sales Division of G-III Leather Fashions
Thomas J. Brosig (1)(3)	56	Director
Pieter Deiters	63	Director
Alan Feller (1)	64	Director
Carl Katz	65	Director
Laura Pomerantz (4)	58	Director
Willem van Bokhorst (1)(2)	60	Director
Richard White (1)(2)(3)	52	Director

(1)	Member of the Audit Committee.

(2)	Member of the Compensation Committee.

(3)	Member of the Nominating Committee.

(4)	Ms. Pomerantz will become a member of the Compensation Committee effective June 8, 2006.

Morris Goldfarb is our Chairman of the Board and Chief Executive Officer, as well as one of our directors. Until April 1997, Mr. Goldfarb also served as our President. Mr. Goldfarb has served as an executive officer of G-III and our predecessors since our formation in 1974. Mr. Goldfarb is also a director of Lakes Entertainment, Inc.

Sammy Aaron became our Vice Chairman and President of our Marvin Richards division, as well as one of our directors, after the Marvin Richards acquisition in July 2005. Prior to joining G-III, Mr. Aaron served as the President of Marvin Richards from 1998 until July 2005.

Jeanette Nostra became our President in April 1997. She had been our Executive Vice President since March 1992. Ms. Nostra’s responsibilities for G-III include sales, marketing, merchandising, product development and public relations for our licensed fashion brands. We have employed Ms. Nostra since 1981.

Wayne S. Miller has been our Chief Operating Officer since December 2003 and our Secretary since November 1998. He also served as our Chief Financial Officer from April 1998 until September 2005 and as our Treasurer from November 1998 until April 2006.

Neal S. Nackman has been our Chief Financial Officer since September 2005 and was elected Treasurer in April 2006. Mr. Nackman also served as Vice President – Finance from December 2003 until April 2006. Prior to joining G-III, Mr. Nackman was a financial consultant with Jefferson Wells International from January 2003 until December 2003. From May 2001 until October 2002, he was Senior Vice President – Controller of Martha Stewart Living Omnimedia, Inc. From May 1999 until May 2001, he was Chief Financial Officer of Perry Ellis International Inc. From August 1995 until May 1999, he was the Vice-President – Finance with Nautica Enterprises, Inc.

Deborah Gaertner is the Vice President – Women’s Division of G-III Leather Fashions and has held this position since March 1992. Ms. Gaertner is responsible for sales and marketing of certain of our women’s apparel lines. She previously served as Vice President, Imports from June 1989 until March 1992, coordinating production and merchandising.

Thomas J. Brosig has served as a member of our board of directors since 1992. Mr. Brosig is currently retired. From January 1999 through February 2002, he served as President, Mid-South Region,

Park Place Entertainment. For more than five years prior to 1999, he served its predecessor, Grand Casinos, Inc., in various executive capacities including its President from September 1996 to January 1999. From January 1999 to October 1999, he served as President and was a Director of Lakes Entertainment, Inc. Mr. Brosig currently serves as a Director of Mountaineer Gaming Inc.

Pieter Deiters has served as a member of our board of directors since 2005. Mr. Deiters has been a member of the supervisory board of Tootal N.V. Enshede, a textile trading company in the Netherlands, since 2002 and an advisor to Bandolera B.V., a women’s clothing manufacturer in the Netherlands, since 2000. Since 1998, Mr. Deiters has been a senior member of the Turn Around Management Team of the European Bank for Reconstruction and Development and Vice President of the Supervisory Board of Royal Ten Cate Companies, KTC, a Netherlands company quoted in the Euronext Stock Market.

Alan Feller has served as a member of our board of directors since 1996. Mr. Feller is currently retired. Mr. Feller was our Chief Financial Officer from December 1989 to April 1998, and served as our Executive Vice President, Treasurer and Secretary from January 1990 through July 1995. Mr. Feller served as a consultant to us from May 1998 through October 1999.

Carl Katz has served as a member of our board of directors since 1989. Mr. Katz is currently retired. Mr. Katz was Executive Vice President of our Siena Leather division from 1989 until January 2003. Mr. Katz had been an executive of Siena since 1981.

Laura Pomerantz has served as a member of our board of directors since 2005. Ms. Pomerantz has been a principal of PBS Realty Advisors, LLC since 1994. She has also served as a director of Newkirk Realty Trust, Inc. since 2005.

Willem van Bokhorst has served as a member of our board of directors since 1989. Mr. van Bokhorst has been a Managing Partner of STvB Advocaten, a Netherlands Antilles law firm with offices in Amsterdam and Curaçao, for more than the past five years.

Richard White has served as a member of our board of directors since 2003. Mr. White has been a Managing Director and head of the Private Equity Investment Department of Oppenheimer & Co. Inc. since June 2004. From 2002 to June 2004, he served as President of Aeolus Capital Group LLC, an investment management firm. From 1985 until 2002, he was a Managing Director at CIBC Capital Partners, an affiliate of CIBC World Markets, and its predecessor firm, Oppenheimer & Co., Inc. During that time, Mr. White worked in both the Investment Banking and Private Equity Investing departments. Mr. White is a director of ActivIdentity Corp., a company which develops digital identity and authentication software and hardware, and Escalade Inc., a manufacturer of sporting goods and office products. Mr. White previously served as a director of G-III from November 1991 to July 1993.

Carl Katz, one of our directors, and Jeanette Nostra, our President, are married to each other.

Compensation of Directors

We have a policy of compensating directors who are not employees of, or consultants to, us at a rate of $15,000 per year, in addition to $1,000 per board or committee meeting attended, plus reimbursement of reasonable out-of-pocket expenses incurred in connection with attendance at board meetings.

Aron Goldfarb, who was a director of ours until June 2005, acts as a consultant to us and is paid at the rate of $1,000 per month for services rendered in such capacity. We also provide Mr. Goldfarb with a leased automobile and related automobile insurance as well as medical insurance for Mr. Goldfarb and his wife.

Executive Compensation

The following table sets forth information concerning all cash and non-cash compensation earned by our chief executive officer and each of the four other most highly compensated executive officers for the last three completed fiscal years for services in all capacities to us and our subsidiaries.

SUMMARY COMPENSATION TABLE

		Annual Compensation					Long-Term Compensation
Name and Principal Position	Year(1)	Salary($)		Bonus($)	Other Annual Compensation (2)		Restricted Stock Awards	Options	All Other Compensation
Morris Goldfarb	2006	$650,000		$677,160	$50,000	(3)	$562,000	—	$64,109	(4)
Chief Executive Officer	2005	$650,000		—	—			—	$64,190	(4)
	2004	$650,000		$746,315	$50,000	(3)		—	$64,040	(4))
Jeanette Nostra	2006	$432,212		$150,000	—		$281,000	—	$20,511	(5)
President	2005	$375,000		$50,000	—			—	$20,361	(5)
	2004	$375,000		$200,000	—			—	$20,211	(5)
Wayne S. Miller	2006	$391,539		$300,000	—		$281,000	—	$42,534	(5)
Chief Operating Officer and	2005	$300,000		$50,000	—			—	$41,926	(5)
Secretary	2004	$300,000		$175,000	—			—	$41,980	(5)
Deborah Gaertner	2006	$275,000		$50,000	—		$44,960	—	$6,300	(6)
Vice President – Women’s Sales	2005	$275,000		$36,300	—			—	$6,150	(6)
Division of G-III Leather Fashions, Inc.	2004	$250,000		$25,000	—			—	$6,000	(6)
Neal S. Nackman	2006	$238,462		$75,000	—		$67,440	—	$6,300	(6)
Chief Financial Officer and Treasurer	2005	$225,000		$25,000	—		—	—	$519	(6)
	2004	$32,884	(7)	—	—		—	—	—

(1)	Represents the fiscal year ended January 31 of that year.

(2)	Amounts reflected do not include perquisites and other personal benefits received by any named executive, the aggregate of which, in all instances, was less than the lesser of $50,000 or 10% of the total of annual salary and bonus reported for the named executive.

(3)	Represents a contribution to a supplemental pension trust pursuant to the terms of Mr. Goldfarb’s employment agreement. See ‘‘Goldfarb Employment Agreement.’’

(4)	Amounts represent insurance premiums paid by us for life insurance on Mr. Goldfarb for the benefit of his wife, tax services paid by us and 401(k) matching contributions made by us on behalf of the executive.

(5)	Amounts represent insurance premiums paid by us for life and long-term disability insurance and 401(k) matching contributions made by us on behalf of the executive.

(6)	Amounts represent 401(k) matching contributions made by us on behalf of the executive.

(7)	Mr. Nackman joined us in December 2003.

Goldfarb Employment Agreement

We have an employment agreement with Morris Goldfarb effective through January 31, 2009. Two years prior to the expiration of the term of the agreement, it will automatically be extended for an additional year unless prior to that time either we or Mr. Goldfarb provides a written notice that the term should not be extended any further. The agreement provides for an annual base salary of $650,000, with increases at the discretion of the board of directors. The agreement also provides for a $2,000,000 life insurance policy which names Mr. Goldfarb’s wife as beneficiary and an annual incentive bonus equal to varying percentages of pre-tax income (as defined in the employment agreement) if pre-tax income exceeds $2,000,000. The percentages vary from 3% of pre-tax income in excess of $2,000,000 up to 6% of pre-tax income in excess of $2,000,000 if pre-tax income exceeds $4,000,000. Pursuant to the employment agreement, we will contribute $50,000 per year to a supplemental pension trust for Mr. Goldfarb’s benefit for each year in which net after-tax income (as defined in the employment agreement) exceeds $1,500,000. In addition, pursuant to the employment agreement, in the event that Morris Goldfarb’s employment is terminated (i) by us without cause or (ii) by Morris Goldfarb because of a material breach by us of the agreement, in either case at any time after a ‘‘Change in Control’’ (as defined in the employment agreement), then Mr. Goldfarb will be entitled to receive from us, in general,

(a) an amount equal to 2.99 times his base salary and bonus, as well as (b) certain employment-related benefits for a period of three years from the date of his termination.

Aaron Employment Agreement

On July 11, 2005, we entered into an employment agreement with Sammy Aaron. His employment agreement has a term through January 31, 2009 with automatic one-year renewals unless either party gives written notice to the other at least 90 days prior to the expiration of the initial term or any renewal period. The employment agreement provides for an annual base salary of $500,000, with increases at the discretion of the board of directors. On February 1, 2006, the Compensation Committee of the board of directors approved an increase in Mr. Aaron’s annual base salary to $600,000. Mr. Aaron is also entitled to participate in our benefit plans. If the employment agreement is terminated by us without justifiable cause (as defined in the employment agreement) or by Mr. Aaron for good reason (as defined in his employment agreement), Mr. Aaron is entitled to receive his salary and benefits for the remainder of the term of the employment agreement, subject to compliance by Mr. Aaron with his non-competition and other certain obligations in the employment agreement.

CERTAIN TRANSACTIONS

In April 2003, the Audit Committee authorized us to enter into a lease agreement (the Initial Lease) and management agreement with 345 West 37th Corp. (345 Corp.), a company owned and managed by Morris Goldfarb and Aron Goldfarb. The Initial Lease covers space on the fifth floor of the building located at 345 West 37th Street, New York, New York (the Premises), parking spaces on the Premises and use of the billboard on the Premises. In January 2004, the Audit Committee approved our entry into a second lease agreement with 345 Corp. pursuant to which we leased additional space at the Premises which we use primarily for office space (the Supplemental Lease). We also agreed with 345 Corp. to extend the term of the Initial Lease to expire concurrently with the 10 year term of the Supplemental Lease. Our rental cost for space at the Premises during fiscal 2006 was $207,000. We estimate our rental cost will be approximately $207,000 during the year ending January 31, 2007 and for each year thereafter. In addition, we pay our pro rata share of operating expenses and real estate taxes, approximately $20,000 per year, plus a $25,000 annual contribution to the salaries of security and maintenance staff employed at the Premises. Under the terms of the management agreement, we provide management services with respect to the Premises, consisting primarily of administrative, bookkeeping, lease negotiation and oversight of building operations.

In July 2005, we acquired J. Percy for Marvin Richards, Ltd., CK Outerwear LLC and a 50% interest in Fabio Licensing, LLC (collectively, Marvin Richards) pursuant to a Stock Purchase Agreement with the former shareholders of Marvin Richards. Sammy Aaron, our Vice Chairman and a director, was one of the former shareholders of Marvin Richards. The Stock Purchase Agreement provides that we will pay additional cash consideration to the former shareholders if our Marvin Richards division achieves a certain amount of earnings before interest and taxes and amortization of intangibles during each fiscal year ending on January 31, 2006 through January 31, 2009. We paid $1,375,000 of additional cash consideration to Mr. Aaron with respect to the fiscal year ended January 31, 2006.

During fiscal 2006, Jeffrey Goldfarb, the son of Morris Goldfarb, our Chairman, Chief Executive Officer and a director, was employed by us as director of business development, and was paid an aggregate salary and bonus of $122,500 for his services during the year.

PRINCIPAL AND SELLING STOCKHOLDERS

The following table sets forth information regarding the beneficial ownership of our common stock as of May 1, 2006 and upon completion of this offering by:

•	each of our directors;

•	each of our executive officers named in the Summary Compensation Table under the heading ‘‘Management – Executive Compensation’’;

•	each person or entity who is known by us to beneficially own more than 5% of our outstanding common stock;

•	all our directors and executive officers as a group; and

•	each of the selling stockholders

Except as indicated by footnote, the persons named in the table have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them, subject to community property laws where applicable.

Percentage of beneficial ownership after the transaction is based on 15,491,599 shares of common stock outstanding at the completion of this offering.

	Shares Beneficially Owned Prior To Offering(1)			Number Of Shares Being Offered		Shares Beneficially Owned After Offering(1)
Name and Address	Number		Percent			Offering	Percent
Directors
Morris Goldfarb(2).	4,614,488	(3)	36.1%	230,000		4,384,488	27.6%
Sammy Aaron(2)	355,000	(4)	2.9%	65,000		290,000	1.9%
Thomas J. Brosig(2)	29,100	(5)	*	—		29,100	*
Pieter Deiters(2)	3,600	(6)	*	—		3,600	*
Alan Feller(2)	34,612	(7)	*	—		34,612	*
Carl Katz(2)	218,400	(8)	1.7%	90,000	(8)	128,400	*
Laura Pomerantz(2)	—		*	—
Willem van Bokhorst Julianaplein 5 Curaçao, Netherlands Antilles	47,325	(9)	*	—		47,325	*
Richard White(2)	26,100	(10)	*	—		26,100	*
Other Executive Officers
Jeanette Nostra(2)	218,400	(11)	1.7%	90,000		128,400	*
Wayne S. Miller(2)	207,298	(12)	1.7%	65,000		142,298	*
Deborah Gaertner(2)	45,262	(13)	*	—		45,262	*
Neal S. Nackman(2)	21,000	(14)	*	—		21,000	*
Other 5% Holders
Aron Goldfarb(2)	1,429,532	(15)	11.5%	500,000		929,532	6.0%
Dimensional Fund Advisors Inc. 1299 Ocean Avenue 11th Floor Santa Monica, CA 90401	628,225	(16)	5.1%	—		628,225	4.1%
Wynnefield Capital Group 450 Seventh Avenue, Suite 509 New York, NY 10123	755,035	(17)	6.1%	—		755,035	4.9%
Buckingham Capital Management 750 Third Avenue, Sixth Floor New York, NY 10017	1,113,150	(18)	9.0%	—		1,113,150	7.2%
All directors and executive officers as a group (13 persons)	5,602,185	(19)	42.2%	450,000		5,152,185	31.7%

	Shares Beneficially Owned Prior To Offering(1)			Number Of Shares Being Offered	Shares Beneficially Owned After Offering(1)
Name and Address	Number		Percent		Offering	Percent
Other Selling Stockholders
Lee Lipton(2)	181,249	(20)	1.4%	20,000	161,249	1.0%
Andrew Reid(2)	181,249	(21)	1.4%	20,000	161,249	1.0%
John Pollack(2)	57,499	(22)	*	10,000	47,499	*

*	Less than one percent

(1)	For purposes of this table, a person or a group of persons is deemed to have ‘‘beneficial ownership’’ of any shares of common stock when such person or persons have the right to acquire them within 60 days after May 1, 2006. For purposes of computing the percentage of outstanding shares of common stock held by each person or group of persons named above, any shares which such person or persons have the right to acquire within 60 days after May 1, 2006 are deemed to be outstanding but are not deemed to be outstanding for the purpose of computing the percentage ownership of any other person.

(2)	The address of such individual is c/o G-III Apparel Group, Ltd., 512 Seventh Avenue, New York, New York 10018.

(3)	Includes (i) 405,000 shares of common stock which may be acquired within 60 days upon the exercise of options; (ii) 195,000 shares of common stock held in a trust, of which Mr. Goldfarb’s wife is one of two trustees with shared voting and dispositive power, for the benefit of Mr. Goldfarb’s daughter; (iii) 195,000 shares of common stock held in a trust, of which Mr. Goldfarb’s wife is one of two trustees with shared voting power, for the benefit of Mr. Goldfarb’s son; (iv) 14,833 shares of common stock owned by Mr. Goldfarb’s wife; (v) 441,300 shares of common stock held by Morris and Arlene Goldfarb as joint tenants; (vi) 37,500 shares of common stock owned by The Morris and Arlene Goldfarb Family Foundation, Inc., of which Mr. Goldfarb is the President and Treasurer; and (vii) 108,375 shares of common stock held by Goldfarb Family Partners, L.L.C., of which Mr. Goldfarb is the Managing Member.

(4)	Does not include up to 75,000 unvested shares of common stock that may vest based upon the achievement of specified average market price levels of our common stock. We have the right to repurchase the unvested shares for $.01 per share if the vesting conditions are not satisfied. Sammy Aaron has been a director and executive officer of G-III and the President of our Marvin Richards division since July 11, 2005.

(5)	Consists of shares of common stock which may be acquired within 60 days upon the exercise of options.

(6)	Consists of shares of common stock which may be acquired within 60 days upon the exercise of options.

(7)	Includes 26,100 shares of common stock which may be acquired within 60 days upon the exercise of options

(8)	Includes 43,500 shares of common stock held by Ms. Nostra and 173,400 shares of common stock which may be acquired within 60 days upon the exercise of options. The shares indicated as being offered are being sold by Ms. Nostra.

(9)	Includes 30,345 shares of common stock which may be acquired within 60 days upon the exercise of options.

(10)	Consists of shares of common stock which may be acquired within 60 days upon the exercise of options.

(11)	Includes 1,500 shares of common stock held by Mr. Katz and 173,400 shares of common stock which may be acquired within 60 days upon the exercise of options. Ms. Nostra has been our President for more than three years.

(12)	Includes 169,798 shares of common stock which may be acquired within 60 days upon the exercise of options. Mr. Miller is our Chief Operating Officer and has been an executive officer of ours for more than three years.

(13)	Includes 15,750 shares of common stock which may be acquired within 60 days upon the exercise of options and 750 shares owned by Ms. Gaertner’s husband.

(14)	Includes 12,000 shares of common stock which may be acquired within 60 days upon the exercise of options.

(15)	Includes 37,500 shares of common stock which may be acquired within 60 days upon the exercise of options. Aron Goldfarb, our founder, was a director of ours for more than three years until June 2005.

(16)	Information is derived from the Schedule 13G filed with the Securities and Exchange Commission on February 6, 2006 (the DFA Schedule 13G), filed by Dimensional Fund Advisors Inc. (DFA), a registered investment advisor, with the Securities and Exchange Commission, as adjusted for our three-for-two stock split. The DFA Schedule 13G states that DFA is deemed to have beneficial ownership of 628,225 shares of Common Stock, all of which shares are owned by advisory clients of DFA, no one of which, to the knowledge of DFA, owns more than 5% of the outstanding Common Stock. In the DFA Schedule 13G, DFA disclaims beneficial ownership of such shares.

(17)	Information is derived from the Schedule 13G filed with the Securities and Exchange Commission on February 15, 2006 (the Wynnefield Schedule 13G) filed by the Wynnefield Partners Small Cap Value, L.P., Wynnefield Partners Small Cap Value, L.P. I, Wynnefield Small Cap Value Offshore Fund, Ltd., Channel Partnership II, L.P., Wynnefield Capital Management, LLC, Wynnefield Capital, Inc. and Nelson Obus (collectively, the Wynnefield Capital Group) with the Securities and Exchange Commission, as adjusted for our three-for-two stock split. The Wynnefield Schedule 13G states that the Wynnefield Capital Group is deemed to have beneficial ownership of an aggregate of 755,035 shares of common stock.

(18)	Information is derived from the Schedule 13G filed with the Securities and Exchange Commission on February 10, 2006 (the BCM Schedule 13G) by Buckingham Capital Management Incorporated (BCM), a registered investment advisor, as adjusted for our three-for-two stock split. The BCM Schedule 13G states that BCM is deemed to have beneficial ownership of 1,113,150 shares of common stock.

(footnotes continued on next page)

(19)	Includes 891,193 shares of common stock which may be acquired within 60 days upon the exercise of options.

(20)	Does not include up to 30,000 unvested shares of common stock that may vest based upon the achievement of specified average market price levels of our common stock. We have the right to repurchase the unvested shares for $.01 per share if the vesting conditions are not satisfied. Mr. Lipton has been employed as Vice President of our Marvin Richards division since July 11, 2005.

(21)	Does not include up to 30,000 unvested shares of common stock that may vest based upon the achievement of specified average market price levels of our common stock. We have the right to repurchase the unvested shares for $.01 per share if the vesting conditions are not satisfied. Mr. Reid has been employed as Vice President of our Marvin Richards division since July 11, 2005.

(22)	Does not include up to 15,000 unvested shares of common stock that may vest based upon the achievement of specified average market price levels of our common stock. We have the right to repurchase the unvested shares for $.01 per share if the vesting conditions are not satisfied.

UNDERWRITING

Subject to the terms and conditions set forth in the underwriting agreement, each of the underwriters named below has severally agreed to purchase from us and the selling stockholders the aggregate number of shares of common stock set forth opposite its name below:

Underwriters	Number of Shares
Thomas Weisel Partners LLC	[•	]
Cowen and Company, LLC	[•	]
Brean Murray, Carret & Co., LLC.	[•	]
Total	[•	]

Of the 4,000,000 shares to be purchased by the underwriters, 3,000,000 shares will be purchased from us and 1,000,000 will be purchased from the selling stockholders.

The underwriting agreement provides that the obligations of the several underwriters are subject to various conditions, including approval of legal matters by counsel. The underwriters are required to purchase and pay for all of the shares of common stock listed above if any are purchased.

Thomas Weisel Partners LLC expects to deliver the shares of common stock to purchasers on or about             , 2006.

Over-Allotment Option

We have granted a 30-day over-allotment option to the underwriters to purchase up to a total of 600,000 additional shares of our common stock from us at the public offering price, less the underwriting discount payable, as set forth on the cover page of this prospectus. If the underwriters exercise this option in whole or in part, then each of the underwriters will be separately committed, subject to the conditions described in the underwriting agreement, to purchase the additional shares of our common stock in proportion to their respective commitments set forth in the table above.

Commissions and Discounts

The underwriters propose to offer the shares of common stock directly to the public at the public offering price set forth on the cover page of this prospectus, and at this price less a concession not in excess of $        per share of common stock to other dealers specified in a master agreement among underwriters who are members of the National Association of Securities Dealers, Inc. The underwriters may allow, and the other dealers specified may reallow, concessions not in excess of $        per share of common stock to these other dealers. After this offering, the offering price, concessions and other selling terms may be changed by the underwriters. Our common stock is offered subject to receipt and acceptance by the underwriters and to other conditions, including the right to reject orders in whole or in part.

The following table summarizes the compensation to be paid to the underwriters by us and the selling stockholders and the proceeds, before expenses, payable to us and the selling stockholders:

Total
	Per Share	With Over-Allotment	Without Over-Allotment
Public offering price	$	$	$
Underwriting discount
Proceeds, before expenses, to us
Proceeds, before expenses, to the selling stockholders

We estimate that the total expenses of this offering, excluding the underwriting discount, will be approximately $500,000.

Indemnification of Underwriters

We and the selling stockholders will indemnify the underwriters against some civil liabilities, including liabilities under the Securities Act of 1933, as amended. If we or the selling stockholders are unable to provide this indemnification, we and the selling stockholders will contribute to payments the underwriters may be required to make in respect of those liabilities.

No Sales of Similar Securities

Our directors and executive officers and the selling stockholders have agreed with the underwriters, subject to certain exceptions, not to offer, sell, agree to sell, directly or indirectly, or otherwise dispose of any shares of our common stock or any securities convertible into or exercisable or exchangeable for shares of our common stock, without the prior written consent of Thomas Weisel Partners LLC for a period of 90 days after the date of this prospectus.

We have agreed that for a period of 90 days after the date of this prospectus, we will not, without the prior written consent of Thomas Weisel Partners LLC, offer, sell, agree to sell, directly or indirectly, or otherwise dispose of any shares of our common stock or any securities convertible into or exercisable or exchangeable for shares of our common stock, except for (1) the shares of common stock offered in this offering, (2) any shares of our common stock issuable upon exercise of options outstanding on the date of this prospectus, and (3) any shares of our common stock issued as consideration for the acquisition of another entity or in connection with a license, joint venture or similar arrangement in an amount not to exceed       % of the number of shares of our common stock outstanding immediately following this offering.

The 90-day restricted period described in the preceding paragraphs will be automatically extended if: (1) during the last 17 days of the 90-day restricted period we release earnings results or announce material news or a material event; or (2) prior to the expiration of the 90-day restricted period, we announce that we will release earnings results during the 15-day period following the last day of the 90-day period, then in each case the restrictions described in the preceding paragraph will be automatically extended until the expiration of the 18-day period beginning on the date of release of the earnings results or the announcement of the material news or material event.

Nasdaq National Market Listing

Our common stock is quoted on the Nasdaq National Market under the symbol ‘‘GIII.’’

Short Sales, Stabilizing Transactions and Penalty Bids

In order to facilitate this offering, persons participating in this offering may engage in transactions that stabilize, maintain or otherwise affect the price of our common stock during and after this offering. Specifically, the underwriters may engage in the following activities in accordance with the rules of the SEC.

Short sales.    Short sales involve the sales by the underwriters of a greater number of shares than they are required to purchase in this offering. Covered short sales are short sales made in an amount not greater than the underwriters’ over-allotment option to purchase additional shares from us in this offering. The underwriters may close out any covered short position by either exercising their over-allotment option to purchase shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. Naked short sales are any short sales in excess of such over-allotment option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in this offering.

Stabilizing transactions.    The underwriters may make bids for or purchases of the shares for the purpose of pegging, fixing or maintaining the price of the shares, so long as stabilizing bids do not exceed a specified maximum.

Penalty bids.    If the underwriters purchase shares in the open market in a stabilizing transaction or syndicate covering transaction, they may reclaim a selling concession from the underwriters and selling group members who sold those shares as part of this offering. Stabilization and syndicate covering transactions may cause the price of the shares to be higher than it would be in the absence of these transactions. The imposition of a penalty bid might also have an effect on the price of the shares if it discourages presales of the shares.

The transactions above may occur on the Nasdaq National Market or otherwise. Neither we nor the underwriters make any representation or prediction as to the effect that the transactions described above may have on the price of the shares. If these transactions are commenced, they may be discontinued without notice at any time.

Each of the underwriters has represented and agreed that:

(a) it has not made or will not make an offer of shares to the public in the United Kingdom within the meaning of Section 102B of the Financial Services and Markets Act 2000, as amended, or FSMA, except to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities or otherwise in circumstances which do not require the publication by us of a prospectus pursuant to the Prospectus Rules of the Financial Services Authority;

(b) it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of FSMA) to persons who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 or in circumstances in which Section 21 of FSMA does not apply to us; and

(c) it has complied with, and will comply with, all applicable provisions of FSMA with respect to anything done by it in relation to the shares in, from or otherwise involving the United Kingdom.

In relation to each member state of the European Economic Area which has implemented the Prospectus Directive, which we refer to as a Relevant Member State, each underwriter has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State, which we refer to as the Relevant Implementation Date, it has not made and will not make an offer of shares to the public in that Relevant Member State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Relevant Member State or, where approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of shares to the public in that Relevant Member State at any time:

(a) to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

(b) to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year, (2) a total balance sheet of more than € 43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts; or

(c) in any other circumstances which do not require the publication by us of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an ‘‘offer of shares to the public’’ in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe for the shares, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State, and the expression ‘‘Prospectus Directive’’ means Directive 2003/71/ EC and includes any relevant implementing measure in each Relevant Member State.

LEGAL MATTERS

The validity of the shares of common stock offered in this prospectus will be passed upon for us by Fulbright & Jaworski L.L.P., New York, New York. Certain legal matters relating to the offering will be passed upon for the underwriters by Morgan, Lewis & Bockius LLP, New York, New York.

EXPERTS

The consolidated financial statements of G-III Apparel Group, Ltd. appearing in G-III Apparel Group's Annual Report (Form 10-K) for the year ended January 31, 2006 (including schedules appearing therein), have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon, included therein, and incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

The combined financial statements of J. Percy for Marvin Richards, Ltd. and CK Outerwear, LLC as of December 31, 2004 and for the year then ended appearing in our Form 8-K/A filed on September 27, 2005, have been audited by Eisner LLP, independent registered public accounting firm, as set forth in their report thereon, included therein, and incorporated herein by reference. Such financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act of 1933 with respect to the shares being offered pursuant to this prospectus. The term ‘‘registration statement’’ means the original registration statement and any and all amendments thereto, including the schedules and exhibits to the original registration statement or any amendment. This prospectus is part of this registration statement and does not contain all of the information set forth in the registration statement. Statements contained in this prospectus as to the content of any agreement or other document filed or incorporated by reference as an exhibit are not necessarily complete, and you should consult a copy of those agreements or other documents filed or incorporated by reference as exhibits to the registration statement. For further information, reference is made to the registration statement and to the exhibits and schedules filed with it, which are available for inspection without charge at the SEC’s Public Reference Room at 100 F Street, N.E., Room 1580 Washington, D.C. 20549. You can request copies of those documents upon payment of a duplicating fee to the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference room. You can review our SEC filings and the registration statement by accessing the SEC’s internet site at www.sec.gov.

We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended, and, accordingly, file reports, proxy statements and other information with the SEC. The SEC maintains a web site at http://www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically on EDGAR with the SEC. You may also read and copy any document we file with the SEC at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference facilities and their copy charges.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

The SEC allows us to ‘‘incorporate by reference’’ in this prospectus the information that we have filed with them. This means that we can disclose important information to you in this document by referring you to other filings we have made with the SEC. The information incorporated by reference is considered to be part of this prospectus. We incorporate by reference the documents listed below:

•	Our annual report on Form 10-K and on Form 10-K/A (Amendment No. 1) for the year ended January 31, 2006, filed on May 1, 2006 and May 8, 2006, respectively;

•	Our current reports on Form 8-K filed on February 7, 2006, March 2, 2006 and March 7, 2006;

•	The description of our capital stock contained in our Form 8-K filed on May 1, 2006;

•	The financial statements and other information set forth in our Form 8-K filed on July 15, 2005 and the amendment thereto on Form 8-K/A filed on September 27, 2005; and

•	Our Definitive Proxy Statement on Schedule 14A filed on May 2, 2006.

This prospectus may contain information that updates, modifies or is contrary to information in one or more of the documents incorporated by reference in this prospectus.

Upon your written or oral request, we will provide at no cost to you a copy of any and all of the reports or documents that are incorporated by reference in this prospectus. Copies of any and all reports or documents that are incorporated by reference in this prospectus may be accessed at our internet address at ‘‘www.g-iii.com’’.

Requests for such documents should be directed to:

Neal S. Nackman
Chief Financial Officer
G-III Apparel Group, Ltd.
512 Seventh Avenue
New York, New York 10018
(212) 403-0500

Proprietary & Private Label

BLACK RIVET

BLACK RIVET

ALFANI

COLEBROOK

EXPRESS

CANDIES

EXSTO

a.n.a

apt.9

ALFANI

BLACK Rivet*

Candie's

COLEBROOK*

COVINGTON*

* Proprietary Label

EXPRESS

Exsto

ST. JOHN'S BAY

winlit*

WORTHINGTON*

* Proprietary Label

4,000,000 Shares
Common Stock

Thomas Weisel Partners LLC
Cowen and Company
Brean Murray, Carret & Co.

Neither we nor any of the underwriters has authorized anyone to provide information different from that contained in this prospectus. When you make a decision about whether to invest in our common stock, you should not rely upon any information other than the information in this prospectus. Neither the delivery of this prospectus nor the sale of our common stock means that information contained in this prospectus is correct after the date of this prospectus. This prospectus is not an offer to sell or a solicitation of an offer to buy these shares of common stock in any circumstances under which the offer or solicitation is unlawful.

Part II

Information Not Required in Prospectus

ITEM 13.	Other Expenses of Issuance and Distribution.

The following table sets forth the various fees and expenses expected to be incurred by us in connection with the sale and distribution of the securities being registered hereby, other than the underwriting discount. All of the amounts shown are estimated except the SEC registration fee and the NASD filing fee.

Amount
SEC Registration Fee	$4,534
NASD Filing Fee	$4,734
Printing and Engraving Fee	$100,000
Legal Fees and Expenses	$175,000
Accounting Fees and Expenses	$175,000
Transfer Agent and Registrar Fees and Expenses	$5,000
Blue Sky Fees and Expenses	$5,000
Miscellaneous expenses	$30,732
Total	$500,000

* To be filed by amendment.

ITEM 14.	Indemnification of Directors and Officers.

The General Corporation Law of the State of Delaware (the GCL) authorizes Delaware corporations to eliminate or limit the personal liability of a director to the corporation or a stockholder for monetary damages for breach of certain fiduciary duties as a director, other than his duty of loyalty to the corporation and its stockholders, or for acts or omissions not in good faith or involving intentional misconduct or knowing violation of law, and the unlawful purchase or redemption of stock or payment of unlawful dividends or the receipt of improper benefits. Article VI of our bylaws provides for the indemnification of our officers and directors to the fullest extent permitted under the GCL. Insofar as indemnification for liabilities arising under the Act may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, we have been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is therefore unenforceable.

ITEM 15.	Recent Sales of Unregistered Securities.

(a)	On November 29, 2004, we issued 75,000 shares of our common stock to a licensor in connection with the execution of a license agreement. These shares were issued pursuant to the exemption contained in Section 4(2) of the Securities Act as a transaction by an issuer not involving a public offering.

(b)	On July 11, 2005, as part of the consideration for our acquisition of Marvin Richards, we issued to the former owners of Marvin Richards an aggregate of 699,997 shares of our common stock and 225,000 shares of restricted common stock that vest based on the future price of our common stock. These shares were issued pursuant to the exemption contained in Section 4(2) of the Securities Act as a transaction by an issuer not involving a public offering.

(c)	On July 11, 2005, we issued an aggregate of 135,000 shares of our common stock at a price of $5.00 per share to three executives of Winlit. These shares were issued pursuant to the exemption contained in Section 4(2) of the Securities Act as a transaction by an issuer not involving a public offering.

ITEM 16.	Exhibits and Financial Statement Schedules.

(a)	Exhibits.

Exhibit No.	Description
1.1	Form of Underwriting Agreement.*
3.1	Certificate of Incorporation.[1]
3.2	By-Laws, as amended, of G-III Apparel Group, Ltd. (‘‘G-III’’).[2]
4.1	Specimen common stock certificate.
4.2	Stock Purchase Agreement, dated as of July 11, 2005, by and among Sammy Aaron, Andrew Reid, Lee Lipton, John Pollack, Sammy Aaron, as Sellers’ Representative, G-III Leather Fashions, Inc. and G-III.[3]
4.3	Share Purchase Agreement, dated as of July 11, 2005, by and between G-III and David Winn.[4]
4.4	Share Purchase Agreement, dated as of July 11, 2005, by and between G-III and Richard Madris.[4]
4.5	Share Purchase Agreement, dated as of July 11, 2005, by and between G-III and Geoffrey Freeman.[4]
5.1	Opinion of Fulbright & Jaworski L.L.P.*
10.1	Employment Agreement, dated February 1, 1994, between G-III and Morris Goldfarb.[2]
10.1(a)	Amendment, dated October 1, 1999, to the Employment Agreement, dated February 1, 1994, between G-III and Morris Goldfarb.[2]
10.3	Financing Agreement, dated as of July 11, 2005, by and among The CIT Group/Commercial Services, Inc., as Agent, the Lenders that are parties thereto, G-III Leather Fashions, Inc., J. Percy For Marvin Richards, Ltd., and CK Outerwear, LLC.[3]
10.3(a)	Amendment No. 2, dated as of February 24, 2006, to Financing Agreement, dated as of July 11, 2005, by and among The CIT Group/Commercial Services, Inc., as Agent, the Lenders that are parties thereto, G-III Leather Fashions, Inc., J. Percy For Marvin Richards, Ltd., and CK Outerwear, LLC.[5]
10.6	Lease, dated September 21, 1993, between Hartz Mountain Associates and G-III.[2]
10.6(a)	Lease renewal, dated May 27, 1999, between Hartz Mountain Associates and G-III.[2]
10.6(b)	Lease modification agreement, dated March 10, 2004, between Hartz Mountain Associates and G-III.[6]
10.6(c)	Lease modification agreement, dated February 23, 2005, between Hartz Mountain Associates and G-III.[7]
10.7	Lease, dated June 1, 1993, between 512 Seventh Avenue Associates (‘‘512’’) and G-III.[2]
10.7(a)	Lease amendment, dated July 1, 2000, between 512 and G-III.[2]
10.8	Lease, dated January 31, 1994, between 512 and G-III.[2]
10.8(a)	Lease amendment, dated July 1, 2000, between 512 and G-III.[2]
10.10	G-III Apparel Group, Ltd. 1989 Stock Option Plan, as amended.[2]
10.12	G-III Apparel Group, Ltd. 1997 Stock Option Plan, as amended.[6]

Exhibit No.	Description
10.12(a)	Form of Option Agreement for awards made pursuant to the G-III Apparel Group, Ltd. 1997 Stock Option Plan, as amended.[7]
10.13	Letter Agreement, dated December 2, 1998, between G-III and Aron Goldfarb.[2]
10.14	G-III Apparel Group, Ltd. 1999 Stock Option Plan for Non-Employee Directors, as amended.[8]
10.15	Lease Agreement dated February 1, 2003 between 345 W. 37th Corp. and G-III Leather Fashions, Inc.[9]
10.16	Management Services Agreement dated February 1, 2003 between 345 W. 37th Corp. and G-III Leather Fashions, Inc.[9]
10.17	First Amendment of Lease Agreement dated April 1, 2004 between 345 W. 37th Corp. and G-III Leather Fashions, Inc.[6]
10.19	G-III Apparel Group, Ltd. 2005 Stock Incentive Plan.[10]
10.20	Form of Restricted Stock Agreement.[11]
10.21	Stock Purchase Agreement, dated as of July 11, 2005, by and among Sammy Aaron, Andrew Reid, Lee Lipton, John Pollack, Sammy Aaron, as Sellers' Representative, G-III Leather Fashions, Inc. and G-III.[11]
10.22	Asset Purchase Agreement, dated as of July 11, 2005, by and among G-III Leather Fashions, Inc., G-III, Winlit Group, Ltd., David Winn and Richard Madris.[11]
10.23	Employment Agreement, dated as of July 11, 2005, by and between Sammy Aaron and G-III.[11]
21	Subsidiaries of G-III.[2]
23.1	Consent of Fulbright & Jaworski L.L.P. (to be included in Exhibit 5.1).*
23.2	Consent of Ernst & Young LLP.
23.3	Consent of Eisner LLP.
24.1	Powers of Attorney (on signature page).

*	To be filed by amendment.

(1)	Previously filed as an exhibit to G-III’s Registration Statement on Form S-1 (no. 33-31906), which exhibit is incorporated herein by reference.

(2)	Previously filed as an exhibit to G-III’s Annual Report on Form 10-K/A for the fiscal year ended January 31, 2006 filed on May 8, 2006, which exhibit is incorporated herein by reference.

(3)	Previously filed as an exhibit to G-III’s Report on Form 8-K filed on July 15, 2005, which exhibit is incorporated herein by reference.

(4)	Previously filed as an exhibit to G-III’s Registration Statement on Form S-3/A (Registration No. 333-128239) filed on October 5, 2005, which exhibit is incorporated herein by reference.

(5)	Previously filed as an exhibit to G-III’s Report on Form 8-K filed on March 2, 2006, which exhibit is incorporated herein by reference.

(6)	Previously filed as an exhibit to G-III’s Annual Report on Form 10-K for the fiscal year ended January 31, 2004, which exhibit is incorporated herein by reference.

(7)	Previously filed as an exhibit to G-III’s Annual Report on Form 10-K for the fiscal year ended January 31, 2005, which exhibit is incorporated herein by reference.

(8)	Previously filed as an exhibit to G-III’s Annual Report on Form 10-K for the fiscal year ended January 31, 2006 filed on May 1, 2006, which exhibit is incorporated herein by reference.

(9)	Previously filed as an exhibit to G-III’s Quarterly Report on Form 10-Q for the fiscal quarter ended April 30, 2003, which exhibit is incorporated herein by reference.

(10)	Previously filed as an exhibit to G-III’s Registration Statement on Form S-8 filed on June 14, 2005, which exhibit is incorporated herein by reference.

(11)	Previously filed as an exhibit to G-III’s Report on Form 8-K filed on June 15, 2005, which exhibit is incorporated herein by reference.

ITEM 17.	Undertakings.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of the registration statement as of the time it was declared effective.

(2) For purposes of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on May 8, 2006.

G-III APPAREL GROUP, LTD.
By:	/s/ Wayne S. Miller
Name:	Wayne S. Miller
Title:	Chief Operating Officer

POWERS OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints MORRIS GOLDFARB and WAYNE S. MILLER, and each of them, his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and his name, place and stead, and in any and all capacities, to sign any and all amendments to this registration statement (including post-effective amendments), and to file the same, and any subsequent registration statement for the same offering which may be filed under Rule 462(b), with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting to said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or either of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue thereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the date or dates indicated.

Signature	Title	Date

/s/ Morris Goldfarb	Director, Chairman of the Board and Chief Executive Officer (principal executive officer)	May 8, 2006

Morris Goldfarb

/s/ Neal S. Nackman	Chief Financial Officer and Treasurer (principal financial and accounting officer)	May 8, 2006

Neal S. Nackman

/s/ Sammy Aaron	Director and Vice Chairman	May 8, 2006

Sammy Aaron

/s/ Thomas J. Brosig	Director	May 8, 2006

Thomas J. Brosig

/s/ Pieter Deiters	Director	May 8, 2006

Pieter Deiters

/s/ Alan Feller	Director	May 8, 2006

Alan Feller

/s/ Carl Katz	Director	May 8, 2006

Carl Katz

/s/ Laura Pomerantz	Director	May 8, 2006

Laura Pomerantz

/s/ William van Bokhorst	Director	May 8, 2006

Willem van Bokhorst

/s/ Richard White	Director	May 8, 2006

Richard White

EXHIBIT INDEX

Exhibit No.	Description
1.1	Form of Underwriting Agreement.*
3.1	Certificate of Incorporation.[1]
3.2	By-Laws, as amended, of G-III Apparel Group, Ltd. (‘‘G-III’’).[2]
4.1	Specimen Common Stock Certificate.
4.2	Stock Purchase Agreement, dated as of July 11, 2005, by and among Sammy Aaron, Andrew Reid, Lee Lipton, John Pollack, Sammy Aaron, as Sellers’ Representative, G-III Leather Fashions, Inc. and G-III.[3]
4.3	Share Purchase Agreement, dated as of July 11, 2005, by and between G-III and David Winn.[4]
4.4	Share Purchase Agreement, dated as of July 11, 2005, by and between G-III and Richard Madris.[4]
4.5	Share Purchase Agreement, dated as of July 11, 2005, by and between G-III and Geoffrey Freeman.[4]
5.1	Opinion of Fulbright & Jaworski L.L.P.*
10.1	Employment Agreement, dated February 1, 1994, between G-III and Morris Goldfarb.[2]
10.1(a)	Amendment, dated October 1, 1999, to the Employment Agreement, dated February 1, 1994, between G-III and Morris Goldfarb.[2]
10.3	Financing Agreement, dated as of July 11, 2005, by and among The CIT Group/Commercial Services, Inc., as Agent, the Lenders that are parties thereto, G-III Leather Fashions, Inc., J. Percy For Marvin Richards, Ltd., and CK Outerwear, LLC.[3]
10.3(a)	Amendment No. 2, dated as of February 24, 2006, to Financing Agreement, dated as of July 11, 2005, by and among The CIT Group/Commercial Services, Inc., as Agent, the Lenders that are parties thereto, G-III Leather Fashions, Inc., J. Percy For Marvin Richards, Ltd., and CK Outerwear, LLC.[5]
10.6	Lease, dated September 21, 1993, between Hartz Mountain Associates and G-III.[2]
10.6(a)	Lease renewal, dated May 27, 1999, between Hartz Mountain Associates and G-III.[2]
10.6(b)	Lease modification agreement, dated March 10, 2004, between Hartz Mountain Associates and G-III.[6]
10.6(c)	Lease modification agreement, dated February 23, 2005, between Hartz Mountain Associates and G-III.[7]
10.7	Lease, dated June 1, 1993, between 512 Seventh Avenue Associates (‘‘512’’) and G-III.[2]
10.7(a)	Lease amendment, dated July 1, 2000, between 512 and G-III.[2]
10.8	Lease, dated January 31, 1994, between 512 and G-III.[2]
10.8(a)	Lease amendment, dated July 1, 2000, between 512 and G-III.[2]
10.10	G-III Apparel Group, Ltd. 1989 Stock Option Plan, as amended.[2]
10.12	G-III Apparel Group, Ltd. 1997 Stock Option Plan, as amended.[6]

Exhibit No.	Description
10.12(a)	Form of Option Agreement for awards made pursuant to the G-III Apparel Group, Ltd. 1997 Stock Option Plan, as amended.[7]
10.13	Letter Agreement, dated December 2, 1998, between G-III and Aron Goldfarb.[2]
10.14	G-III Apparel Group, Ltd. 1999 Stock Option Plan for Non-Employee Directors, as amended.[8]
10.15	Lease Agreement dated February 1, 2003 between 345 W. 37th Corp. and G-III Leather Fashions, Inc.[9]
10.16	Management Services Agreement dated February 1, 2003 between 345 W. 37th Corp. and G-III Leather Fashions, Inc.[9]
10.17	First Amendment of Lease Agreement dated April 1, 2004 between 345 W. 37th Corp. and G-III Leather Fashions, Inc.[6]
10.19	G-III Apparel Group, Ltd. 2005 Stock Incentive Plan.[10]
10.20	Form of Restricted Stock Agreement.[11]
10.21	Stock Purchase Agreement, dated as of July 11, 2005, by and among Sammy Aaron, Andrew Reid, Lee Lipton, John Pollack, Sammy Aaron, as Sellers' Representative, G-III Leather Fashions, Inc. and G-III.[11]
10.22	Asset Purchase Agreement, dated as of July 11, 2005, by and among G-III Leather Fashions, Inc., G-III, Winlit Group, Ltd., David Winn and Richard Madris.[11]
10.23	Employment Agreement, dated as of July 11, 2005, by and between Sammy Aaron and G-III.[11]
21	Subsidiaries of G-III.[2]
23.1	Consent of Fulbright & Jaworski L.L.P. (to be included in Exhibit 5.1).*
23.2	Consent of Ernst & Young LLP.
23.3	Consent of Eisner LLP.
24.1	Powers of Attorney (on signature page).

*	To be filed by amendment.

(1)	Previously filed as an exhibit to G-III’s Registration Statement on Form S-1 (no. 33-31906), which exhibit is incorporated herein by reference.

(2)	Previously filed as an exhibit to G-III’s Annual Report on Form 10-K/A for the fiscal year ended January 31, 2006 filed on May 8, 2006, which exhibit is incorporated herein by reference.

(3)	Previously filed as an exhibit to G-III’s Report on Form 8-K filed on July 15, 2005, which exhibit is incorporated herein by reference.

(4)	Previously filed as an exhibit to G-III’s Registration Statement on Form S-3/A (Registration No. 333-128239) filed on October 5, 2005, which exhibit is incorporated herein by reference.

(5)	Previously filed as an exhibit to G-III’s Report on Form 8-K filed on March 2, 2006, which exhibit is incorporated herein by reference.

(6)	Previously filed as an exhibit to G-III’s Annual Report on Form 10-K for the fiscal year ended January 31, 2004, which exhibit is incorporated herein by reference.

(7)	Previously filed as an exhibit to G-III’s Annual Report on Form 10-K for the fiscal year ended January 31, 2005, which exhibit is incorporated herein by reference.

(8)	Previously filed as an exhibit to G-III’s Annual Report on Form 10-K for the fiscal year ended January 31, 2006 filed on May 1, 2006, which exhibit is incorporated herein by reference.

(9)	Previously filed as an exhibit to G-III’s Quarterly Report on Form 10-Q for the fiscal quarter ended April 30, 2003, which exhibit is incorporated herein by reference.

(10)	Previously filed as an exhibit to G-III’s Registration Statement on Form S-8 filed on June 14, 2005, which exhibit is incorporated herein by reference.

(11)	Previously filed as an exhibit to G-III’s Report on Form 8-K filed on June 15, 2005, which exhibit is incorporated herein by reference.